Exhibit 99.1

CONTENT

2

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of September 30,	As of December 31,
		2016	2015
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	4	1,448,323	2,064,806
Cash items in process of collection	4	795,584	724,521
Trading investments	5	240,838	324,271
Investments under resale agreements		-	2,463
Financial derivative contracts	6	2,844,172	3,205,926
Interbank loans, net	7	276,515	10,861
Loans and accounts receivables from customers, net	8	25,779,153	24,535,201
Available for sale investments	9	2,840,787	2,044,411
Held to maturity investments		-	-
Investments in associates and other companies		23,402	20,309
Intangible assets	10	56,840	51,137
Property, plant, and equipment	11	233,785	240,659
Current taxes	12	-	-
Deferred taxes	12	349,187	331,714
Other assets	13	911,666	1,097,826
TOTAL ASSETS		35,800,252	34,654,105

LIABILITIES
Deposits and other demand liabilities	14	6,913,452	7,356,121
Cash items in process of being cleared	4	579,293	462,157
Obligations under repurchase agreements		62,412	143,689
Time deposits and other time liabilities	14	13,126,798	12,182,767
Financial derivative contracts	6	2,649,431	2,862,606
Interbank borrowing		1,433,312	1,307,574
Issued debt instruments	15	6,889,770	5,957,095
Other financial liabilities	15	214,867	220,527
Current taxes	12	9,434	17,796
Deferred taxes	12	12,651	3,906
Provisions		265,255	329,118
Other liabilities	17	817,748	1,045,869
TOTAL LIABILITIES		32,974,423	31,889,225

EQUITY

Attributable to the equity holders of the Bank		2,794,109	2,734,699
Capital	19	891,303	891,303
Reserves	19	1,640,112	1,527,893
Valuation adjustments	19	8,091	1,288
Retained earnings		254,603	314,215
Retained earnings from prior years		-	-
Income for the period		363,718	448,878
Minus: Provision for mandatory dividends		(109,115)	(134,663)
Non-controlling interest	21	31,720	30,181
TOTAL EQUITY		2,825,829	2,764,880

TOTAL LIABILITIES AND EQUITY		35,800,252	34,654,105

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   3

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME FOR THE PERIOD

For the periods ended

		For the three months ended September 30,		For the nine months ended September 30,
		2016	2015	2016	2015
	NOTE	MCh$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	22	535,777	573,230	1,610,714	1,536,313
Interest expense	22	(212,370)	(241,847)	(645,997)	(599,778)

Net interest income		323,407	331,383	964,717	936,535

Fee and commission income	23	108,842	108,826	318,997	297,559
Fee and commission expense	23	(44,418)	(44,081)	(127,710)	(119,079)

Net fee and commission income		64,424	64,745	191,287	178,480

Net income (expense) from financial operations	24	(158,191)	(154,831)	(292,184)	(345,914)
Net foreign exchange gain	25	198,880	195,381	394,995	457,786
Other operating income	30	3,984	361	13,843	11,146

Net operating profit before provision for loan losses		432,504	437,039	1,272,658	1,238,033

Provision for loan losses	26	(94,211)	(102,619)	(255,573)	(263,437)

NET OPERATING PROFIT		338,293	334,420	1,017,085	974,596

Personnel salaries and expenses	27	(99,643)	(97,611)	(293,827)	(278,102)
Administrative expenses	28	(54,830)	(53,846)	(168,515)	(165,187)
Depreciation and amortization	29	(16,359)	(13,013)	(46,547)	(37,793)
Impairment of property, plant, and equipment	29	(10)	-	(95)	(20)
Other operating expenses	30	(16,628)	(21,676)	(64,872)	(52,092)

Total operating expenses		(187,470)	(186,146)	(573,856)	(533,194)

OPERATING INCOME		150,823	148,274	443,229	441,402

Income from investments in associates and other companies		1,076	705	2,248	1,978

Income before tax		151,899	148,979	445,477	443,380

Income tax expense	12	(29,218)	(17,972)	(79,994)	(70,821)

NET INCOME FOR THE PERIOD		122,681	131,007	365,483	372,559

Attributable to:
Equity holders of the Bank		121,979	129,254	363,718	365,095
Non-controlling interest	21	702	1,753	1,765	7,464
Earnings per share attributable to Equity holders of the Bank:
(expressed in Chilean pesos)
Basic earnings	19	0.647	0.686	1.930	1.937
Diluted earnings	19	0.647	0.686	1.930	1.937

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   4

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ended

		For the three months ended September 30,		For the nine months ended September 30,
		2016	2015	2016	2015
	NOTE	MCh$	MCh$	MCh$	MCh$

NET INCOME FOR THE PERIOD		122,681	131,007	365,483	372,559
OTHER COMPREHENSIVE INCOME - ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Availablefor sale investments	9	5,832	(7,477)	31,225	(27,594)
Cash flow hedge	19	(545)	(17,045)	(22,133)	(37,737)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		5,287	(24,522)	9,092	(65,331)

Income tax related to items which may be reclassified subsequently to profit or loss	12	(1,251)	5,517	(2,187)	14,213

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		4,036	(19,005)	6,905	(51,118)
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		126,717	112,002	372,388	321,441

Attributable to:
Equity holders of the Bank		126,017	110,228	370,521	313,960
Non-controlling interest	21	700	1,774	1,867	7,481

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   5

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended September 30, 2016 and 2015

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2014	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	-	550,331	(165,099)	2,609,896	33,083	2,642,979
Distribution of income from previous period	-	-	-	-	-	-	550,331	(550,331)	-	-	-	-
Equity as of January 1, 2015	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	550,331	-	(165,099)	2,609,896	33,083	2,642,979
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(330,199)	-	165,099	(165,100)	-	(165,100)
Transfer of retained earnings to reserves	-	220,132	-	-	-	-	(220,132)	-		-	(6,151)	(6,151)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(109,528)	(109,528)	-	(109,528)
Subtotals	-	220,132	-	-	-	-	(550,331)	-	55,571	(274,628)	(6,151)	(280,779)
Other comprehensive income	-	-	-	(27,616)	(37,737)	14,218	-	-	-	(51,135)	17	(51,118)
Income for the year	-	-	-	-	-	-	-	365,095	-	365,095	7,464	372,559
Subtotals	-	-	-	(27,616)	(37,737)	14,218	-	365,095	-	313,960	7,481	321,441
Equity as of September 30, 2015	891,303	1,530,117	(2,224)	(5,936)	(27,012)	7,413	-	365,095	(109,528)	2,649,228	34,413	2,683,641

Equity as of December 31, 2015	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	-	448,878	(134,663)	2,734,699	30,181	2,764,880
Distribution of income from previous period	-	-	-	-	-	-	448,878	(448,878)	-	-	-	-
Equity as of January 1, 2016	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	448,878	-	(134,663)	2,734,699	30,181	2,764,880
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(336,659)	-	-	(336,659)	(328)	(336,987)
Transfer of retained earnings to reserves	-	112,219	-	-	-	-	(112,219)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	25,548	25,548	-	25,548
Subtotals	-	112,219	-	-	-	-	(448,878)	-	25,548	(311,111)	(328)	(311,439)
Other comprehensive income	-	-	-	31,093	(22,133)	(2,157)	-	-	-	6,803	102	6,905
Income for the year	-	-	-	-	-	-	-	363,718	-	363,718	1,765	365,483
Subtotals	-	-	-	31,093	(22,133)	(2,157)	-	363,718	-	370,521	1,867	372,388
Equity as of September 30, 2016	891,303	1,642,336	(2,224)	24,128	(13,507)	(2,530)	-	363,718	(109,115)	2,794,109	31,720	2,825,829

Period	Total attributable to equity holders of the Bank MCh$	Allocated to reserves MCh$	Allocated to dividends MCh$	Percentage distributed %	Number of shares	Dividend per share (in pesos)

Year 2015 (Shareholders Meeting April 2016)	448,878	112,219	336,659	75	188,446,126,794	1.786

Year 2014 (Shareholders Meeting April 2015)	550,331	220,132	330,199	60	188,446,126,794	1.752

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   6

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended September 30, 2016 and 2015

		For the nine months ended September 30,
		2016	2015
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
INCOME BEFORE TAX		445,477	443,380
Debits (credits) to income that do not represent cash flows		(785,435)	(760,133)
Depreciation and amortization	29	46,547	37,793
Impairments of property, plant, and equipment	11	95	20
Provision for loan losses	26	314,839	314,049
Mark to market of trading investments		10,291	(5,579)
Income from investments in associates and other companies		(2,248)	(1,978)
Net gain on sale of assets received in lieu of payment	30	(11,293)	(8,269)
Provision on assets received in lieu of payment		8,090	6,436
Net gain on sale of property, plant, and equipment	30	(637)	(267)
Charge off of assets received in lieu of payment	30	9,742	6,092
Net interest income	22	(964,717)	(936,535)
Net fee and commission income	23	(191,287)	(178,480)
Other debits (credits) to income that do not represent cash flows		5,981	19,904
Changes in deferred taxes	12	(10,838)	(13,319)
Increase/decrease in operating assets and liabilities		189,899	420,380
(Increase) decrease of loans and accounts receivables from customers, net		(1,301,792)	(2,031,662)
(Increase) decrease of financial investments		(712,943)	(161,509)
Decrease (increase) due to resale agreements (assets)		2,463	-
Decrease (increase) of interbank loans		(265,826)	74,522
(Increase) decrease of assets received or awarded in lieu of payment		13,796	4,436
Increase (decrease) of debits in customers checking accounts		(214,587)	154,512
Increase (decrease) of time deposits and other time liabilities		944,031	1,687,276
Increase (decrease) of obligations with domestic banks		-	(12,236)
Increase (decrease) of other demand liabilities or time obligations		(228,082)	50,122
Increase (decrease) of obligations with foreign banks		125,731	(41,929)
Increase (decrease) of obligations with Central Bank of Chile		7	(56)
Increase (decrease) of obligations under repurchase agreements		(81,277)	(349,413)
Increase (decrease) in other financial liabilities		(5,660)	6,607
Net increase of other assets and liabilities		407,828	(772,670)
Redemption of letters of credit		(12,355)	(24,670)
Redemption of mortgage bonds and payments of interest		(2,503)	(5,120)
Senior bond issuances		516,142	813,996
Redemption of senior bonds and payments of interest		(99,336)	(17,244)
Interest received		1,610,714	1,542,504
Interest paid		(645,997)	(605,002)
Dividends received from investments in other companies		28,252	257
Fees and commissions received	23	318,997	297,559
Fees and commissions paid	23	(127,710)	(119,079)
Income tax paid	12	(79,994)	(70,821)
Total cash flow provided by (used in) operating activities		(150,059)	103,627

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   7

Banco Santander Chile and Subsidiaries

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended September 30, 2016 and 2015

		For the nine months ended September 30,
		2016	2015
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	11	(25,159)	(28,133)
Sales of property, plant, and equipment		379	52
Purchases of investments in associates and other companies		(1,004)	-
Purchases of intangible assets	10	(20,607)	(15,440)
Total cash flow provided by (used in) investment activities		(46,391)	(43,521)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(340,589)	(340,993)
Redemption of subordinated bonds and payments of interest		(3,930)	(10,794)
Dividends paid		(336,659)	(330,199)
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow used in financing activities		(340,589)	(340,993)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(537,040)	(280,887)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(125,516)	148,640

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,327,170	1,859,002

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	1,664,614	1,726,755

		For the nine months ended September 30,
Reconciliation of provisions for the Consolidated Interim Statements		2016	2015
of Cash Flows for the periods		MCh$	MCh$

Provision for loan losses for cash flow purposes		314,839	314,049
Recovery of loans previously charged off		(59,266)	(50,612)
Provision for loan losses - net	26	255,573	263,437

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   8

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of September 30, 2016 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Unaudited Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. Article 15 of the General Banking Law states that banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which conform with International Financial Reporting Standards (IFRS)issued by theInternational Accounting Standards Board (IASB). In the event of discrepancies between the IFRS and accounting standards issued by the SBIF (Compendium of Accounting Standards and Instructions), the latter shall prevail.

The Notes to the Unaudited Consolidated Interim Financial Statements contain additional information to support the figures submitted in the Unaudited Consolidated Interim Statement of Financial Position, Unaudited Consolidated Interim Statement of Income, Unaudited Consolidated Interim Statement of Comprehensive Income, Unaudited Consolidated Interim Statement of Changes in Equity and Unaudited Consolidated Interim Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Unaudited Consolidated Interim Financial Statements

The Unaudited Consolidated Interim Financial Statements as of September 30, 2016 and 2015 and December 31, 2015 and for the three-month periods ended September 30, 2016 and 2015, incorporate the financial statements of the Bank entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS.Control is achieved when the Bank:

I.	has power over the investee;
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	The potential voting rights held by the Bank, other vote holders or other parties;
•	The rights arising from other agreements; and

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   9

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Unaudited Consolidated Interim Statement of Income and in the Unaudited Consolidated Interim Financial Statementof Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies.All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Unaudited Consolidated Interim Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Unaudited Consolidated Interim Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
		Place of	As of September 30,			As of December 31,			As of September 30,
		Incorporation	2016			2015			2015
		and	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	Operation	%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada (*)	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64

(*) On June 19, 2015, Santander Corredores de BolsaLimitada, our stock broker company has changed its corporate structure to limited liability company. This situation was informed to SVS through an “essential fact” in accordance with the Law 18.045 articles 9° and 10°, and General Regulation (NCG) N°16 and N°30.

The details of non-controlling interest in all the subsidiaries can be seen in Note 21 – Non-controlling interest.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   10

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated as of September 30, 2016 and 2015 and as of December 31, 2015 based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

During 2015 Multinegocios S.A. (management of sales force), Servicios Administrativos y Financieros Limitada (management of sales force) and Multiservicios de Negocios Limitada (call center) have ceased rendering sales services to the Bank and the Bank no longer controls their relevant activities. Therefore as of June 30, 2015 these entities have been excluded from the consolidation perimeter.

iii.	Associates

An associate is an entity over which the Bank has significant influence. Significant influence, in this case, is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of Incorporation	As of September 30	As of December 31,	As of September 30,
		and	2016	2015	2015
Associates	Main activity	Operation	%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33,43	33,43	33,43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25,00	25,00	25,00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33,33	33,33	33,33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29,29	29,29	29,29
Cámara de Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	14,84	14,23	14,14
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20,00	20,00	20,00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12,90	12,90	12,90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	11,93	11,11	11,11

In the case of Sociedad Nexus S.A. and CámaraCompensación de Pagos Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

Servicios de Infraestructura de Mercado OTC S.A. is considered an associate due to the Bank’s executives being actively involved in the management of the company, including the organization and structuring of this company from the point of incorporation, therefore exercising significant influence over this company.

During the third quarter, Deutsche Bank sold a portion of its participation in Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A. and Servicios de Infraestructura de Mercado OTC S.A to the Bank. Therefore the Bank’s participation increased to 14.84% and 11.93%, respectively.

In the Extraordinary Shareholder meeting held on April 21, 2016, Transbank agreed to increase its capital through the capitalization of the retained earnings, by issuing free of charge shares and the payment of shares for approximately $4,000 million. The Bank has participated in proportion with its 25% ownership, and therefore has paid shares for approximately $1.000 million. PreivouslyTransbank had agreed an increase in capital in the Extraordinary Shareholder meeting held in April 2015.The Bank signed the contract maintaining its ownership.

In October 2015, HSBC Bank Chile sold its shares in Camara de Compensación de Pagos de Alto Valor S.A. to Banco Santander Chile, increasing its participation to 14.23%.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   11

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Share or rights in other companies

Such entities represent those over which the Bank has no control or significant influences and are presented in this category. These holdings are shown at acquisition value less impairment, if any.

c)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Unaudited Consolidated Interim Statement of Income, and separately from shareholders’ equity in the Unaudited Consolidated Interim Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage.

d)	Reporting segments

Operating segments with similar economic characteristics often exhibitsimilar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	the absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Unaudited Consolidated Interim Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

According to IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the Chilean peso is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenue structure, soit has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency”.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   12

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate published by Reuters at 1:30 p.m. on the month end date.The rate used was Ch$657.40 per US$1 as of September, 2016 (Ch$696.23 per US$1 as of September, 2015 and Ch$707.80 per US$1 as of December, 2015).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments (AFS)’ financial assets and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial asset are recognized and derecognized on a trade basis. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of a financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified as at fair value through profit or loss.

Financial assets FVTPL - Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   13

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset is classified as held for trading if:

·	it has been acquired principally for the purpose of selling it in the near term; or

·	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

·	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

·	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

·	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

·	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less any impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity investments are measured at cost less any identified impairment losses at the end of each reporting period.

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   14

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

-	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

-	Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investments under resale agreements: includes balances of financial instruments purchased under resale agreement.

-	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 6.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is derecognized in the Bank´s statement of financial position.

-	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

Financial liabilities are classified as FVTPL when the financial liability is either held for trading or it is designated as FVTPL.

A financial liability is classified as held for trading if:

·	it has been incurred principally for the purpose of repurchasing it in the near term; or

·	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

·	it is a derivative that is not designated and effective as a hedging instrument.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   15

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial liability other than a financial liability held for trading may be designated as FVTPL upon initial recognition if:

·	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

·	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

·	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial liabilities FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘net income (expense) from financial operations' line item.

Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and interest paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Unaudited Consolidated Interim Statementof Financial Position:

-	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to timing differences, etc.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 6.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   16

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence to the contrary, is deemed to be the transaction price.Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured pursuant to the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement (effective date from January 1, 2013), “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

All derivatives are recorded in the Unaudited Consolidated Interim Statements of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset. If the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Unaudited Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   17

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives, whose underlying is an equity instrument that are settled by delivery of those instruments, are measured at acquisition cost adjusted for any related impairment loss.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of September 30, 2016 and 2015 and as of December 31, 2015 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   18

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Unaudited Consolidated Interim Statement of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Unaudited Consolidated Interim Financial Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Unaudited Consolidated Interim Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Unaudited Consolidated Interim Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, where applicable.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   19

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Unaudited Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Unaudited Consolidated Interim Statement of Income.

iv.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other hybrid contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the hybrid contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Unaudited Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Unaudited Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Unaudited Consolidated Interim Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Unaudited Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Unaudited Consolidated Interim Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   20

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accordingly, financial assets are only derecognized from the Unaudited Consolidated Interim Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Unaudited Consolidated Interim Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Unaudited Consolidated Interim Statement of Incomeunless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and they are reported as part of the complementary information thereto and as memorandum accounts (Note 22). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Unaudited Consolidated Interim Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses on financial assets and liabilities are recognized when they are earned.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single transaction are recognized when the single transaction is performed.

iii.	Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Unaudited Consolidated Interim Statement of Income over the term of the loan.

j)	Impairment

i.	Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   21

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Goodwill impairment is not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   22

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)

Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Unaudited Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When a consolidated entity is the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivable from customers” in the Unaudited Consolidated Interim Statement of Financial Position.

When a consolidated entity is a lessee, it reports the cost of leased assets in the Unaudited Consolidated Interim Statement of Financial Position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset, and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is the same as that for property, plant and equipment for own use.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   23

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Unaudited Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When a consolidated entity is the lessor, it reports the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is the same as that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Unaudited Consolidated Interim Statement of Income.

When a consolidated entity is the lessee, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Other operating expenses” in the Unaudited Consolidated Interim Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale except in the case of excess of proceeds over fair value, which difference is amortized over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Unaudited Consolidated Interim Statement of Incomeusing the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights or it is separable. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 36 months.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   24

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv.	Financing Activities: Activities that result in changes in the size and composition of net equity and liabilities that are not operating or investing activities.

p)	Allowances for loan losses

The Bank has continuously evaluated the entire loan portfolio and contingent loans, as is established by the SBIF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions (SBIF) Including the amendments introduced by Circular No. 3,573 (and its further modifications) applicable as of January 1, 2016 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the SBIF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular N°3,573 (modified by Circular N°3,584), and internal models for commercial and consumerloans.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote,with a reduced or no likelihood ofrepayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest,and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   25

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
Normal portfolio	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000

	B1	15.00	92.5	13.87500
Substandard portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure.In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or guarantor is a person qualified in aassimilable investment grade by a local or international company rating agency recognized by the SBIF. guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% of loans and contingent loans in the normal portfolio.

Impaired Portfolio

The provision for an impaired portfolio is calculated by determining the expected loss ratefor the exposure, adjusting for amounts recoverable throughavailable financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the debtor can be classified into categories C1 to C6. Using this classification system the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   26

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	the debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital;
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the SBIF, except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances relat to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions, the Bank must recognize minimum provisions according to standard methods established by the SBIF for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular No. 3,573 issued by the SBIF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   27

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio
	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
LTV≤40%	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
40%< LTV ≤80%	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
80%< LTV ≤90%	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
LTV >90%	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

Impaired portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration orpartial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular No. 3,454 of December 10, 2008 are not fulfilled.

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the charge-off of each particular loan that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once the following conditions are met:

i.	the debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital;
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the SBIF, except for insignificant amounts.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   28

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

As of December 31, 2015 the Bank established additional loan provisions for an amount of Ch$35,000 million presented in “Provisions” in the Unaudited Consolidated Interim Statements of Financial Position. As of September 30, 2016, the Bank has reversed these provisions and registered the effects of applying Circular N°3,573 as loan risk provisions.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to the derecognition from the Unaudited Consolidated Interim Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason forthe charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off within Provision for loan losses at the Unaudited Consolidated Interim Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a recovery within “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Unaudited Consolidated Interim Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   29

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Unaudited Consolidated Interim Financial Statementsreflect all significant provisions for which it is estimated thatthe probability of having to meet the obligation is more than likely. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatorydividends
-	Provision for contingent loan risks
-	Provisions for contingencies

r)	Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

s)	Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover coverprobable losses, to estimate allowances.These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Unaudited Consolidated Interim Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the SBIF. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments.

Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 7, 8, and 26)
-	Impairment losses of certain assets (Notes 6, 7, 8, 9, and 29)
-	The useful lives of tangible and intangible assets (Notes 10, 11 and 29)
-	The fair value of assets and liabilities (Notes 5, 6, 7, 9 and 32)
-	Commitments and contingencies (Note 18)
-	Current and deferred taxes (Note 12)

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   30

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

t)	Non-current assets held for sale

Non-current assets (or a group of assets and liabilities) that expect to be recovered mainly through the sale of these items rather than through their continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are valued in accordance with the Bank’s policies. The assets (or disposal group) are subsequently valued at the lower of carrying amount and fair value less selling costs.

As of September 30, 2016 and 2015 and December 31, 2015 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale). The difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to net income for the period, under “Other operating expenses”.

At the end of each year the Bank performs an analysis to review the “selling costs” of assets received or awarded in lieu of payments which will be applied at this date and during the following year. As of December 31, 2015 the average selling cost has been estimated at 5.0% of the appraisal value (4.8% as of December 31, 2014).

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.

u)	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of September 30, 2016 and 2015 andDecember 31, 2015 the Bank did not have any instruments that generated dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Unaudited Consolidated Interim Statements of Financial Positionas an financial assignment based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Unaudited Consolidated Interim Statement of Financial Position. Management fees are included in “Fee and commission income” in the Unaudited Consolidated Interim Statement of Income.

x)	Provision for mandatory dividends

As of September 30, 2016 and 2015and December 31, 2015 the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from “Retained earnings” – “Provision for mandatory dividends” in the Unaudited Consolidated Interim Statement of Changes in Equity with offset to Provisions.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   31

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

a.	Aimed at the Bank’s management.
b.	The general requirementis that the beneficiary must still be employed by the Bank when reaching 60 years old.
c.	The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:

(a) actuarial gains and losses;

(b) the performance of plan assets, and;

(c) changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on theUnaudited Consolidated Interim Statement of Income.

The post-employment benefits liability, recognized in the Unaudited Consolidated Interim Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   32

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

z)	New accounting pronouncements

i.	Adoption of new accounting standards and instructions issued both by the Superintendency of Banks and Financial Institutions and the International Accounting Standards Board

As of the issue date of these Unaudited Consolidated Interim Financial Statements, the following new accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting StandardsIssued by the SBIF

Circular N°3.573. Compendium of Accounting Standards. Chapter B-1, B-2 and E. Sets the standard method for residential mortgage loans that will apply from 2016. This Circular was issued on December 30, 2014 and establishes a standardized method for measuring provisions on residential mortgage loans that will apply from January 1, 2016. Also it provides complementary information for loans and provisions in the impaired portfolio.

In addition the SBIF issued Circular No. 3,584 and 3,598, which correct and supplement Chapter B-1 of the Compendium of Accounting Standards.

The application of this regulation generated an effect on net income of Ch$ 35,000 million, see Note 27.

Circular N°3,583. Compendium of Accounting Standards.Chapter C-3. Student loans. Amending and supplementing instructions.This Circular was issued on May 25, 2015 and amends Chapter 3 of the Compendium of Accounting Standards. The amendments establish a new classification of loans for higher education, within Commercial Loans. This new classification will include:

-	Loans for higher education according to Law 20.027
-	Loans with CORFO guarantees (CORFO is the Chilean Economic Development Agency)
-	Other higher education loans

These modifications are obligatory as of January 1, 2016. The implementation of those modifications did not have material impact on the Unaudited Consolidated Interim Financial Statements of the Bank.

Circular No. 3,601Compendium of Accounting Standards. Chapter C-3. Additional information. Add instructions to report losses related to operational risk events.This Circular was issued on February 18, 2016 and requires the Bank to report losses incurred related to operational risk. Additional line items have been added in the complementary information reported monthly to the SBIF in relation to operational risk quantification and identification of exposures following the Baselguidelines.

The new instructions will apply for the first time to the MC1 and MC2 reports as of March 31, 2016, including the amendments introduced by Circular No. 3,602.

The Bank has implemented the instructions of these circulars, which did not have a material impact on the Unaudited Consolidated Interim Financial Statements of the Bank.

Circular N° 3,604 Compendium of Accounting Standards. Chapter B-3. Modifies the equivalent percentage of credit for Available on demand credit lines– This circular was issued on March 29, 2016. The SBIF has concluded that for available on demand credit lines where the debtor has no impaired loans the credit equivalent can be set at 35% of its available value. This modification is obligatory as of May 2016. The Bank has implemented the instructions of these circulars, which did not have a material impact on the Unaudited Consolidated Interim Financial Statements of the Bank.

2.	New Standards issued by the International Accounting Standards Board

IFRS 14, Regulatory Deferral Accounts – On January 30, 2014, the IASB issued IFRS 14, this standard specified disclosure requirements for regulatory deferral accounting balances generated by entities that provide goods and services to customers at a price or rate set by legislation. The regulations require:

- Changes are limited to the accounting policies that the company implemented according to its old GAAP accounting balances for deferred regulatory changes;

- Disclose that the amounts recognized in the financial statements of the entity generated by standard rates are identified and explained;

- Disclosesupport for users of financial statements to understand the amount, timing and uncertain future cash flows from any regulatory deferral accounting balance.

IFRS 14 is effective for entity’s that apply IFRS for the first time on or after January 1, 2016.The implementation of those modifications did not have material impact on the Unaudited Consolidated Interim Financial Statementsof the Bank.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   33

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendments to IFRS 11 - Accounting for Acquisitions of interests in Joint Operations - The IASB issued this amendment on May 6, 2014,which clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. It amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11;
•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.The implementation of those modifications did not have material impact on the Unaudited Consolidated Interim Financial Statementsof the Bank.

Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization - The IASB issued these amendments onMay 12, 2014, which provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The implementation of those modifications did not have material impact on the Unaudited Consolidated Interim Financial Statementsof the Bank.

Amendments to IAS 27 - Equity Method in Separate Financial Statements -The IASB issued these amendments onAugust 12, 2014, which reinstate the equity method as an accounting option for investments in subsidiaries, joint ventures and associates in an entity's separate financial statements.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.The implementation of those modifications did not have material impact on the Unaudited Consolidated Interim Financial Statementsof the Bank.

Amendments to IAS 1 - Disclosure initiative - The IASB issued these amendments onDecember 18, 2014. The IASB added an initiative on disclosure to its program in 2013 to complement the Conceptual Framework project. The initiative is made up of a number of smaller projects that aim at exploring opportunities to see how presentation and disclosure principles and requirements in existing Standards can be improved. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The implementation of those amendments did not have material impact on the Unaudited Consolidated Interim Financial Statementsof the Bank.

Amendments to IFRS 10, IFRS 12 and IAS 28 - Investment Entities: Applying the Consolidation Exception - The IASB issued these amendments onDecember 18, 2014, to address issues that have arisen in the context of applying the consolidation exception for investment entities. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The implementation of those modifications did not have material impact on the Unaudited Consolidated Interim Financial Statementsof the Bank.

Annual Improvements 2012-2014 Cycle. These were issued by the IASB on September 25, 2014 and cover four standards.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, - Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution are accounted for as discontinued operations.

IFRS 7 Financial Instruments: Disclosures - Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.

IAS 19 Employee Benefits– Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

IAS 34 Interim Financial Reporting - Clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference.

The improvements are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.The implementation of those modifications did not have material impact on the Unaudited Consolidated Interim Financial Statementsof the Bank.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   34

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	New accounting regulations and instructions issued by the SBIF as well as by the IASB not yet mandatory as of September 30, 2016

At the end date of these financial statements new IFRS had been published as well as interpretations of these regulations by the SBIF that were not mandatory as of September 30, 2016. Although in some cases the IASB has allowed earlier application, the Bank has not done so at this date.

1.	New standards issued by the IASB

IFRS 9 Financial Instruments - The IASB issued IFRS 9 on November 12, 2009.This Standard introduces new requirements for the classification and measurement of financial assets and is effective from 1 January 2013 with early adoption permitted. IFRS 9 specifies how an entity shall classify and measure its financial assets. This Standard requires that all financial assets be classified on the basis of an entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. Additionally, on 28 October 2010, the IASB published a revised version of IFRS 9.

The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognitionof financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first part of Phase 1 of the Board's project to replace IAS 39. The other phases, impairment and hedge accounting, had not yet been completed.

The guidelines included in IFRS 9 on the classification and measurement of financial assets have not changed from those set out in IAS 39. In other words, financial liabilities continue to be measured either at amortized cost or at fair value through net income. The concept of bifurcation of derivatives embedded in a contract for a financial asset has not changed. Financial liabilities held for trading continue to be measured at fair value through net income, and all other financial assets will be measured at amortized cost unless the fair value option is applied using the existing criteria in IAS 39.

Notwithstanding the above, there are two differences to IAS 39:

- The presentation of the effects of changes in fair value attributable to the credit risk of a liability; and

- The elimination of the cost exemption for derivative liabilities to be settled by delivery of not traded equity instruments.

On December 16, 2011, the IASB issued Mandatory Effective Date of IFRS 9 and Transition Disclosures, deferring the mandatory effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after January 1, 2013. The amendments modify the requirements for transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period containing the date of initial application of IFRS 9.

The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application being permitted. Subsequent amendments to this standard have changed the mandatory application date of this standard for annual periods beginning on January 1, 2018.Management will not apply this standard early, in accordance with instructions from the SBIF, unless the SBIF compulsorily require all banks to apply this standard.

IFRS 9, Financial Instruments - Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39 – The IASB issued this amendment on November 19, 2013, which includes a new general model for hedge accounting, which is aligned more closely with risk management, providing more useful information to users of financial statements. Moreover, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk. This improvement provides that the effects of changes in credit risk of a liability should not affect net income for the period unless the liability is held for trading. Early application of this amendment is permitted without applying the other requirements of IFRS 9. In addition, it determines the effective date for the final IFRS 9 project, thereby allowing its application. Management is assessing the potential impact of applying these amendments with respect to IFRS 7 and IAS 39, as those relating to IFRS 9 do not apply, by express instruction of the SBIF, while the SBIF does not compulsorily require all banks to apply this standard.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   35

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRS 9, Financial Instruments - The IASB published IFRS 9 - Financial Instruments on July 24, 2014. This final document includes existing standards and a new model of expected loss and minor changes to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive income for certain debt instruments. It also includes additional guidance on how to implement the business model and test characteristics of contractual cash flow.

This standard is effective for periods beginning on or after 1 January 2018. Earlier application is permitted. Management will not apply this standard early, in accordance with instructions from the SBIF, unless the SBIF compulsorily require all banks to apply this standard.

IFRS 15, Revenue from Contracts with Customers –

The IASB issued IFRS 15 on May 28, 2014, which aims to establish principles for reporting useful information for users of financial information about the nature, amount, timing and uncertainty of revenue and cash flows generated from contracts with an entity’s customers. IFRS 15 eliminates IAS 11 Construction Contracts, IAS 18, IFRIC 13 Customer loyalty programs IFRIC 15 Agreements for construction of real estate IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

This standard was initially effective for periods beginning on or after 1 January 2017 however the IASB has postponed this to 1 January 2018. Earlier application is permitted.Management is assessing the potential impact of applying these amendments.

Amendments to IFRS 10 and IAS 28 - Sale or Contributions of Assets between an Investor and its Associate or Joint Venture –The IASB published this amendment on September 11, 2014, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and that this depends on whether the asset sold or the contribution is a business. Therefore, the IASB concluded that all of the gain or loss should be recognized when losing control of a business. Also, gains or losses resulting from the sale or the contribution of a subsidiary that is not a business (defined in IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

This standard was initially effective from January 1, 2016, however, on December 17, 2015 IASB issued "Effective date Amendment to IFRS 10 and IAS 28" postponing indefinitely the effective date of this standard. Management is waiting for the new effective date to assess the potential effects of this change.

IFRS 16 Leases – The IASB published its new standard for leases on January 13, 2016, which replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC15 Operating leases and SIC27 Evaluating the substance of transactions in the legal form of a lease. The main purpose of this standard applies to lessee accounting, mainly because it eliminates the dual accounting model: operating or finance lease, this means that lessees should recognize "the right to use an asset" and a leasing liability (the present value of future lease payments). Lessor continue to classify leases as finance and operating leases. This standard is effective for periods beginning on or after January 1, 2019, with earlier application permitted,provided IFRS 15 “Revenue from Contracts with Customers” has also been applied. Management is assessing the potential impact of applying this standard.

Amendments to IAS 12 - Recognition of Deferred Tax Assets for Unrealized Losses. The IASB published this amendment on January 19, 2016, to clarify to clarify the recognition of deferred assets relating to debt instruments measured at fair value, due to the various practices in recognizing deferred tax assets. Therefore it clarified that:

•	Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use.
•	The carrying amount of an asset does not limit the estimation of probable future taxable profits.
•	Estimated for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

The amendments are effective for annual periods beginning on or after January 1, 2017. Management is assessing the potential impact of applying this standard.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   36

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendments to IAS 7 – Cash Flow Statement, Disclosure Initiative The amendments were published on January 29, 2016, to improve information provided to users of financial statements related to the financing activities of entities. The aim of the amendment is to provide disclosures that enable users of financial statements to assess changes in the liabilities arising from financing operations. One way to meet this new disclosure is to provide a reconciliation between the beginning and ending balance in the Cash Flow Statement for liabilities arising from financing activities.

This standard is applicable from January 1, 2017, with early application permitted. Management is assessing the potential impact of applying this standard.

Clarifications to IFRS 15 Revenue from Contracts with Customers- The amendments were published on April 12, 2016 and do not change the underlying principles of the Standard. They just clarify and and provide alternatives for the transition. The ammendmentclarifies identification of performance obligations, determination ofprincipal and agent licences.

These modifications are applicable from January 1, 2018, with early application permitted. Management is assessing the potential impact of applying this standard.

Amendments to IFRS 2 Classification and measurement of share-based payment transactions – These amendments were published June 20, 2016, to address issues with:

•	The accounting of share- based payment transactions paid in cash that include a performance condition
•	The classification of share-based transactions
•	Accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

This standard is applicable from January 1, 2018, with early application permitted. Management is assessing the potential impact of applying this standard.

Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts- The amendments are intended to address concerns about the different effective dates of IFRS 9 and the forthcoming new insurance contracts standard (expected as IFRS 17 within the next six months). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4:

-an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the "overlay approach");

-an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the "deferral approach").

An entity would apply the overlay approach retrospectively to qualifying financial assets when it first applies IFRS 9 while an entity would apply the deferral approach for annual periods beginning on or after January 1, 2018. Management has assessed that the implementation of these modifications will not have a material impact on the Unaudited Consolidated Interim Financial Statements of the Bank.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   37

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 02

SIGNIFICANT EVENTS

As of September 30, 2016, the following significant events have occurred and affected the Bank`s operations and Unaudited Consolidated Interim Financial Statements.

a) The Board

Due to the resignation of Víctor Arbulú Crousillat in the Ordinary Board Meeting of Banco Santander Chile held on March 15, 2016 and of Lisandro Serrano Spoerer in the Ordinary Board Meeting of Banco Santander Chile held on October 20, 2015, the Board of Directos appointed Andreu Plaza López and Ana Dorrego de Carlos were appointed as directors. Additionally, Mauricio Larraín Garcés was appointed a member of the Audit and Director Committee, arising from the resignation of Víctor Arbulú Crousillat.

In the Ordinary Board Meeting held on April 26, 2016, the appointment of Andreu Plaza López and Ana Dorrego de Carlos was confirmed.

b) Use of Profits and Distribution of Dividends

The Ordinary Board Meeting of Banco Santander Chile held on April 26, 2016 was attended by the President Vittorio CorboLioi, Oscar con Chrismar Carvajal (First Vice President), Roberto Méndez Torres (Second Vice President), the directors Marco Colodro Hadjes, Lucía Santa Cruz Sutil, Ana Dorrego de Carlos, Mauricio Larraín Garcés, Juan Pedro Santa María, Orlando Poblete Iturrate, Andreu Plaza López and Blanca Bustamante Bravo. The CEO, Claudio Melandri Hinojosa, and the Strategical Planning Manager Raimundo Monge also attended.

In accordance with the information presented in the previous meeting, the income for the year (in “Income attributable to equity holders of the Bank”) for 2015 was $ 448,878 million. The distribution of 75% of this income, yielding a Ch$1.786 dividend per share to paid from April 29, 2016. The remaining 25% will be retained in the Bank’s reserves.

c) Appointment of external Auditors

In the meeting previously mentioned, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada were appointed as external auditors for the Bank and its subsidiaries for 2016.

d) Capital increase of Transbank S.A.

In the Extraordinary Shareholder meeting held on April 21, 2016, Transbank agreed to increase its capital through the capitalization of retained earnings, by issuing free of charge shares and the payment of shares for approximately $4,000 million. The Bank has participated in proportion with its 25% ownership, and therefore has paid shares for approximately $1,000 million.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   38

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 02

SIGNIFICANT EVENTS, continued

e) Issuance of bonds – As of September 30, 2016

In the period ended September 30, 2016 the Bank has issued senior bonds for UF 145,000,000, CLP 200,000,000,000, USD 30,000,000, JPY 3,000,000,000 and EUR 74,000,000. Placement information is included in Note 15.

e.1)  Senior bonds as of September 30, 2016

Series	Currency	Issued amount	Term (annual)	Issuance rate (annual)	Issuance date	Maturity date
R1	UF	15,000,000	5.5	2.50%	01-28-2016	03-01-2021
R2	UF	10,000,000	7.5	2.60%	01-28-2016	03-01—2023
R3	UF	10,000,000	10.5	3.00%	01-28-2016	03-01—2026
R5	UF	7,000,000	7.0	2.55%	04-07-2016	12-01-2022
R6	UF	7,000,000	9.0	2.65%	04-07-2016	12-01-2024
T1	UF	7,000,000	4.0	2.20%	08-11-2016	02-01-2020
T2	UF	5,000,000	4.5	2.25%	08-11-2016	08-01-2020
T3	UF	5,000,000	5.0	2.30%	08-11-2016	12-01-2020
T4	UF	8,000,000	5.5	2.35%	08-11-2016	08-01-2021
T5	UF	5,000,000	6.0	2.40%	08-11-2016	02-01-2022
T6	UF	5,000,000	6.5	2.45%	08-11-2016	08-01-2022
T7	UF	5,000,000	7.0	2.50%	08-11-2016	02-01-2023
T8	UF	8,000,000	7.5	2.55%	08-11-2016	08-01-2023
T9	UF	5,000,000	8.0	2.60%	08-11-2016	02-01-2024
T10	UF	5,000,000	8.5	2.60%	08-11-2016	08-01-2024
T11	UF	5,000,000	9.0	2.65%	08-11-2016	02-01-2025
T12	UF	5,000,000	9.5	2.70%	08-11-2016	08-01-2025
T13	UF	5,000,000	10.0	2.75%	08-11-2016	02-01-2026
T14	UF	18,000,000	11.0	2.80%	08-11-2016	02-01-2027
T15	UF	5,000,000	12.5	3.00%	08-11-2016	08-01-2028
Total	UF	145,000,000
R4	CLP	100,000,000,000	5.0	5.50%	01-28-2016	03-01-2021
T16	CLP	100,000,000,000	5.5	5.20%	08-11-2016	08-01-2021
Total	CLP	200,000,000,000
DN	USD	10,000,000	5.0	Libor-USD 3M+1.05%	06-02-2016	06-09-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.22%	06-17-2016	06-17-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.20%	08-16-2016	08-16-2021
Total	USD	30,000,000
JPY	JPY	3,000,000,000	5.0	0.115%	06-29-2016	06-29-2021
Total	JPY	3,000,000,000
EUR	EUR	20,000,000	8.0	0.80%	08-17-2016	08-17-2028
EUR	EUR	54,000,000	12.0	1.307%	08-19-2016	08-19-2028
Total	EUR	74,000,000

e.2) Subordinated bonds as of September 30, 2016

As of September 30, 2016, the Bank did not issue subordinated bonds.

c.3) Mortgage bonds as of June 30, 2016

As of September 30, 2016, the Bank did not issue mortgage bonds.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   39

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 02

SIGNIFICANT EVENTS, continued

c.4) Repurchased bonds

In the nine months ended September 30, 2016 the Bank has repurchased the following bonds:

Date	Currency	Repurchase amount
01-13-2016	Senior	USD	600,000
01-27-2016	Senior	USD	960,000
03-08-2016	Senior	USD	481,853,000
03-08-2016	Senior	USD	140,104,000
05-10-2016	Senior	USD	10,000,000

C.5) Mortgage bonds as of September 30, 2016

As of September 30, 2016, the Bank did not issue mortgage bonds.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   40

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 03

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

Due to changes aimed at improving relations with its customers and streamlining processes, the Bank has modified its internal structure: these changes consist in internal components (the aggregation of subsegments) but do not modify the existing segments or their managers. For this reason, the disclosure has been adapted (simplified) to reflect how the Bank is currently managed.

Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, are homogenous, thus they form part of the same reporting segment. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment.

The information relating to 2015 has been prepared using the current criteria so that the figures presented are comparable.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   41

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 03

REPORTING SEGMENTS, continued

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by business segment, for the periods ending as of September 30, 2016 and 2015, and in addition to the corresponding balances of loans and accounts receivable from customers as of December 31, 2015:

	For the three months ended September 30, 2016
	Net interest income	Net fee and commission income	Financial transactions, net (1)	Provision for loan losses	Support expenses (2)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Individuals and SMEs	237,154	49,048	5,655	(91,167)	(133,549)	67,141
Companies and Institutions	62,322	7,820	4,127	(4,352)	(20,502)	49,415
CommercialBanking	299,476	56,868	9,782	(95,519)	(154,051)	116,556

Global banking and markets	24,586	6,249	19,111	603	(12,752)	37,797
Other	(655)	1,306	11,796	705	(4,029)	9,123

Total	323,407	64,423	40,689	(94,211)	(170,832)	163,476

Other operating income						3,984
Other operating expenses						(16,638)
Income from investments in associates and other companies						1,076
Income tax expense						(29,218)
Net income for the period						122,680

(1) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(2) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   42

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 03

REPORTING SEGMENTS, continued

	For the nine months ended September 30, 2016
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Individuals and SMEs	18,213,516	694,905	148,353	15,907	(250,712)	(394,070)	214,383
Companies and Institutions	6,312,457	181,262	23,342	14,565	(15,872)	(61,306)	141,991
Commercial Banking	24,525,973	876,167	171,695	30,472	(266,584)	(455,376)	356,374

Global Corporate Banking	2,256,961	70,180	18,802	44,042	2,856	(38,187)	97,693
Other	85,441	18,370	790	28,297	8,155	(15,326)	40,286

Total	26,868,375	964,717	191,287	102,811	(255,573)	(508,889)	494,353
Other operating income							13,843
Other operating expenses							(64,967)
Income from investments in associates and other companies							2,248
Income tax expense							(79,994)
Net income for the period							365,483

(1) Loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

	For the three months ended September 30, 2015
	Net interest income	Net fee and commission income	Financial transactions, net (1)	Provision for loan losses	Support expenses (2)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Individuals and SMEs	218,419	51,512	3,870	(74,688)	(133,760)	65,353
Companies and Institutions	59,313	7,824	4,425	(5,946)	(19,580)	46,036
CommercialBanking	277,732	59,336	8,295	(80,634)	(153,340)	111,389

Global banking and markets	22,021	4,548	9,396	(15,368)	(12,500)	8,097
Other	31,630	861	22,859	(6,617)	1,370	50,103

Total	331,383	64,745	40,550	(102,619)	(164,470)	169,589

Other operating income						361
Other operating expenses						(21,676)
Income from investments in associates and other companies						705
Income tax expense						(17,972)
Net income for the period						131,007

(1) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(2) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   43

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 03

REPORTING SEGMENTS, continued

		For the nine months ended September 30, 2015
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Individuals and SMEs	16,450,366	650,983	142,299	11,167	(218,212)	(388,738)	197,499
Companies and Institutions	6,221,928	169,018	21,422	13,359	(18,909)	(55,886)	129,004
Commercial Banking	22,672,294	820,001	163,721	24,526	(237,121)	(444,624)	326,503

Global Corporate Banking	2,484,401	64,284	11,859	38,429	(16,060)	(35,745)	62,767
Other	140,887	52,250	2,900	48,917	(10,256)	(713)	93,098

Total	25,297,582	936,535	178,480	111,872	(263,437)	(481,082)	482,368
Other operating income							11,146
Other operating expenses							(52,112)
Income from investments in associates and other companies							1,978
Income tax expense							(70,821)
Net income for the period							372,559

(1) Loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   44

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 04

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of September 30,	As of December 31,
	2016 MCh$	2015 MCh$

Cash and deposit in banks
Cash	644,859	632,435
Deposit in the Central Bank of Chile	217,095	184,510
Deposit in domestic banks	207	192
Deposit in foreign banks	586,162	1,247,669
Subtotal	1,448,323	2,064,806

Cash in process of collection, net	216,291	262,364

Cash and cash equivalents	1,664,614	2,327,170

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each monthin accordance with the regulations governing minimum reserves.

b)	Cash in process of collection:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions are as follows:

	As of September 30,	As of December 31,
	2016 MCh$	2015 MCh$

Assets
Documents held by other banks (document to be cleared)	212,652	296,634
Funds receivable	582,932	427,887
Subtotal	795,584	724,521
Liabilities
Funds payable	579,293	462,157
Subtotal	579,293	462,157

Cash in process of collection, net	216,291	262,364

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   45

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	60,605	159,767
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	147,766	123,469
Subtotal	208,371	283,236

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	6,606	22,681
Other Chilean securities	-	-
Subtotal	6,606	22,681

Foreign financial securities
Foreign Central Banks and Government securities	25,861	14,948
Other foreign financial instruments		-
Subtotal	25,861	14,948

Investments in mutual funds
Funds managed by related entities	-	3,406
Funds managed by third parties	-	-
Subtotal	-	3,406

Total	240,838	324,271

As of September 30, 2016 and December 31, 2015, there were no trading investments sold under contracts to resell to clients and financial institutions.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   46

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of September 30, 2016 and December 31, 2015 the Bank holds the following portfolio of derivative instruments:

	As of September 30, 2016
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	14,700	213,086	1,412,673	1,640,459	16,048	5,429
Cross currency swaps	272,926	941,375	1,367,662	2,581,963	67,449	10,787
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	287,626	1,154,461	2,780,335	4,222,422	83,497	16,216

Cash flow hedge derivatives
Currency forwards	427,649	573,477	-	1,001,126	11,079	161
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	3,498,823	2,231,867	4,026,694	9,757,384	54,189	105,635
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	3,926,472	2,805,344	4,026,694	10,758,510	65,268	105,796

Trading derivatives
Currency forwards	13,841,041	11,433,347	3,086,142	28,360,530	235,281	283,174
Interest rate swaps	4,653,988	13,422,457	49,343,974	67,420,419	805,128	784,832
Cross currency swaps	3,162,164	9,020,629	50,302,763	62,485,556	1,653,985	1,458,788
Call currency options	66,584	21,623	4,345	92,552	764	4
Call interest rate options	-	-	-	-	-	-
Put currency options	33,988	3,024	3,944	40,956	249	621
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	21,757,765	33,901,080	102,741,168	158,400,013	2,695,407	2,527,419

Total	25,971,863	37,860,885	109,548,197	173,380,945	2,844,172	2,649,431

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   47

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2015
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	327,955	1,184,795	630,970	2,143,720	5,480	6,364
Cross currency swaps	9,441	30,040	1,842,421	1,881,902	181,557	1,483
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	337,396	1,214,835	2,473,391	4,025,622	187,037	7,847

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	7,281,184	4,445,006	2,720,520	14,446,710	273,291	69,716
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	7,281,184	4,445,006	2,720,520	14,446,710	273,292	69,716

Trading derivatives
Currency forwards	18,731,575	13,328,727	3,459,386	35,519,688	341,236	318,416
Interest rate swaps	7,272,523	15,677,393	56,140,894	79,090,810	533,416	540,011
Cross currency swaps	5,881,627	5,898,094	44,921,355	56,701,076	1,826,977	1,883,185
Call currency options	49,067	60,380	477,057	586,504	42,325	41,451
Call interest rate options	-	-	264,473	264,473	1148	1,253
Put currency options	48,958	52,682	-	101,640	422	684
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	125,258	-	-	125,258	74	43
Subtotal	32,109,008	35,017,276	105,263,165	172,389,449	2,745,598	2,785,043

Total	39,727,588	40,677,117	110,457,076	190,861,781	3,205,926	2,862,606

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   48

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, and interest rate swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of September 30, 2016 and December 31, 2015, classified by term to maturity are as follows:

	As of September 30, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments
Yankee bonds	-	-	-	62,453	62,453
Mortgage financing bonds	-	-	5,867	-	5,867
Treasury bonds (BTP)	-	-	-	361,570	361,570
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	904,870	148,650	-	-	1,053,520
Issued debt instruments
Senior bonds	537,217	628,660	1,135,033	438,102	2,739,012
Total	1,442,087	777,310	1,140,900	862,125	4,222,422
Hedging instrument
Cross currency swaps	1,214,301	413,660	740,900	213,102	2,581,963
Interest rate swaps	227,786	363,650	400,000	649,023	1,640,459
Total	1,442,087	777,310	1,140,900	862,125	4,222,422

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Available for sale investments
Yankee bond	-	-	-	92,106	92,106
Mortgage finance bonds	-	-	-	6,460	6,460
Treasury bonds (BTP)	-	-	-	-	-
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	1,542,789	65,000	-	-	1,607,789
Issueddebt instruments
Senior bonds	9,442	573,960	867,865	868,000	2,319,267
Total	1,552,231	638,960	867,865	966,566	4,025,622
Hedging instrument
Cross currency swaps	39,481	548,960	567,865	725,596	1,881,902
Interest rate swaps	1,512,750	90,000	300,000	240,970	2,143,720
Total	1,552,231	638,960	867,865	966,566	4,025,622

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   49

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of September 30, 2016 and December 31, 2015, and the period when the cash flows will be generated are as follows:

	As of September 30, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	3,199,908	259,241	898,607	954,545	5,312,301
Commercial loans	802,367	-	-	-	802,367
Available for sale investments
Time deposits (ASI)	26,134	-	-	-	26,134
Yankee bond	-	-	77,054	452,418	529,472
Chilean Central Bank bonds	20,705	-	-	-	20,705
Time deposits and other time liabilities
Time deposits	284,414	-	-	-	284,414
Issued debt instruments
Senior bonds (variable rate)	843,321	395,934	40,064	-	1,279,319
Senior bonds (fixed rate)	609,370	68,166	250,282	108,584	1,036,402
Interbank borrowings
Interbank loans	945,597	521,799	-	-	1,467,396
Total	6,731,816	1,245,140	1,266,007	1,515,547	10,758,510
Hedging instrument
Cross currency swaps	5,730,690	1,245,140	1,266,007	1,515,547	9,757,384
Forward	1,001,126	-	-	-	1,001,126
Total	6,731,816	1,245,140	1,266,007	1,515,547	10,758,510

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	8,098,639	157,462	158,649	-	8,414,750
Commercial loans	564,800	-	-	-	564,800
Available for sale investments
Time deposits (ASI)	50,023	-	-	-	50,023
Yankee bond	-	-	80,078	585,386	665,464
Chilean Central Bank bonds	123,962	20,467	-	-	144,429
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	963,829	1,176,383	-	-	2,140,212
Senior bonds (fixed rate)	-	-	14,036	202,562	216,598
Interbank borrowings
Interbank loans	1,924,937	325,497	-	-	2,250,434
Total	11,726,190	1,679,809	252,763	787,948	14,446,710
Hedging instrument
Cross currency swaps	11,726,190	1,679,809	252,763	787,948	14,446,710
Total	11,726,190	1,679,809	252,763	787,948	14,446,710

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   50

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

	As of September 30, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	96,819	46,619	18,077	4,187	165,702
Outflows	(35,709)	(26,539)	(6,461)	-	(68,709)
Net flows	61,110	20,080	11,616	4,187	96,993

Hedging instrument
Inflows	35,709	26,539	6,461	-	68,709
Outflows (*)	(96,819)	(46,619)	(18,077)	(4,187)	(165,702)
Net flows	(61,110)	(20,080)	(11,616)	(4,187)	(96,993)

(*)Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	69,477	23,003	9,466	4,661	106,607
Outflows	(40,521)	(25,018)	(6,216)	(650)	(72,405)
Net flows	28,956	(2,015)	3,250	4,011	34,202

Hedging instrument
Inflows	40,521	25,018	6,216	650	72,405
Outflows (*)	(69,477)	(23,003)	(9,466)	(4,661)	(106,607)
Net flows	(28,956)	2,015	(3,250)	(4,011)	(34,202)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   51

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Forecasted cash flows for inflation risk:

	As of September 30, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	67,626	35,547	-	-	103,173
Outflows	(11,087)	(140)	-	-	(11,227)
Net flows	56,539	35,407	-	-	91,946

Hedging instrument
Inflows	11,087	140	-	-	11,227
Outflows	(67,626)	(35,547)	-	-	(103,173)
Net flows	(56,539)	(35,407)	-	-	(91,946)

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	147,374	10,554	-	-	157,928
Outflows	-	-	-	-	-
Net flows	147,374	10,554	-	-	157,928

Hedging instrument
Inflows	-	-	-	-	-
Outflows	(147,374)	(10,554)	-	-	(157,928)
Net flows	(147,374)	(10,554)	-	-	(157,928)

b.2) Forecasted cash flows for exchange rate risk:

As of September 30, 2016 and 2015, the Bank did not have cash flow hedges for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Unaudited Consolidated Interim Statement of Changes in Equity, specifically within Other comprehensive income, as of September 30, 2016 and 2015, and is as follows:

	For the three months ended September 30		For the nine months ended September 30
Hedged item	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

Interbank loans	(1,455)	(4,630)	(3,908)	(3,964)
Time deposits and other time liabilities	137	-	(221)	-
Issued debt instruments	(5,043)	(3,038)	(3,516)	(5,385)
Available for sale investments	10,592	88	(1,447)	(8,096)
Loans and accounts receivable from customers	(4,775)	(9,466)	(4,415)	(9,567)
Net flows	(544)	(17,046)	(13,507)	(27,012)

Since the inflows and outflows for both the hedged item and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset. As of September 30, 2016 and 2015, Ch$656 million and Ch$1,142 million respectively, are recognized in income for the ineffective portion.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   52

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 06

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

During the year, the Bank did not have any cash flow hedges for forecast transactions.

d)	The income generated by cash flow hedges that were reclassified from other comprehensive income to the period’s net income is as follows:

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

Bond hedging derivatives	2	-	15	-
Interbank loans hedging derivatives	-	-	-	-
Cash flow hedge net income	2	-	15	-

See Note19 “Equity”, letter d)

e)	Net investment hedges in foreign operations:

As of September 30, 2016 and December 31, 2015, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   53

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 07

INTERBANK LOANS

a)	As of September 30, 2016 and December 31, 2015, balances of “Interbank loans” are as follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	47	14
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	57	36
Allowances and impairment for domestic bank loans	-	-

Foreign interbank loans
Interbank loans – Foreign	276,599	10,827
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(188)	(16)

Total	276,515	10,861

b)	The amount of provisions and impairment of interbank loans in each period is shown below:

	As of September 30,			As of December 31,
	2016			2015
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	16	16	-	25	25
Charge-offs	-	-	-	-	-	-
Provisions established	1	212	213	141	42	183
Provisions released	(1)	(40)	(41)	(141)	(51)	(192)

Total	-	188	188	-	16	16

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   54

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of September 30, 2016 and December 31, 2015, the composition of the loan portfolio is as follows:

	Assets before allowances				Allowances established
As of September 30, 2016	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,729,362	295,756	568,548	9,593,666	163,971	150,807	314,778	9,278,888
Foreign trade loans	1,861,913	141,746	74,771	2,078,430	66,400	1,082	67,482	2,010,948
Checking accounts debtors	184,422	3,768	12,207	200,397	3,062	6,687	9,749	190,648
Factoring transactions	201,097	3,408	6,236	210,741	6,304	641	6,945	203,796
Leasing transactions	1,356,953	65,047	79,523	1,501,523	20,877	5,490	26,367	1,475,156
Other loans and account receivable	194,968	1,345	26,841	223,154	4,912	19,830	24,742	198,412
Subtotal	12,528,715	511,070	768,126	13,807,911	265,526	184,537	450,063	13,357,848

Mortgage loans
Loans with mortgage finance bonds	34,068	-	1,201	35,269	-	19	19	35,250
Mortgage mutual loans	118,622	-	4,201	122,823	-	212	212	122,611
Other mortgage mutual loans	7,926,645	-	387,238	8,313,883	-	62,043	62,043	8,251,840
Subtotal	8,079,335	-	392,640	8,471,975	-	62,274	62,274	8,409,701

Consumer loans
Installment consumer loans	2,402,642	-	248,721	2,651,363	-	249,334	249,334	2,402,029
Credit card balances	1,364,737	-	28,725	1,393,462	-	41,721	41,721	1,351,741
Leasing transactions	5,156	-	50	5,206	-	70	70	5,136
Other consumer loans	256,542	-	5,213	261,755	-	9,057	9,057	252,698
Subtotal	4,029,077	-	282,709	4,311,786	-	300,182	300,182	4,011,604

Total	24,637,127	511,070	1,443,475	26,591,672	265,526	546,993	812,519	25,779,153

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   55

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	Assets before allowances				Allowances established
As of December 31, 2015	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,112,912	275,528	597,012	8,985,452	172,452	140,700	313,152	8,672,300
Foreign trade loans	1,929,145	157,359	66,066	2,152,570	70,900	1,421	72,321	2,080,249
Checking accounts debtors	216,751	5,902	12,070	234,723	2,879	6,951	9,830	224,893
Factoring transactions	269,773	869	5,005	275,647	5,611	734	6,345	269,302
Leasing transactions	1,393,851	64,550	75,791	1,534,192	20,320	6,394	26,714	1,507,478
Other loans and account receivable	121,040	729	22,006	143,775	4,937	12,351	17,288	126,487
Subtotal	12,043,472	504,937	777,950	13,326,359	277,099	168,551	445,650	12,880,709

Mortgage loans
Loans with mortgage finance bonds	42,263	-	1,765	44,028	-	275	275	43,753
Mortgage mutual loans	131,118	-	2,987	134,105	-	695	695	133,410
Other mortgage mutual loans	7,243,322	-	391,395	7,634,717	-	50,190	50,190	7,584,527
Subtotal	7,416,703	-	396,147	7,812,850	-	51,160	51,160	7,761,690

Consumer loans
Installment consumer loans	2,167,378	-	302,268	2,469,646	-	208,135	208,135	2,261,511
Credit card balances	1,410,036	-	24,573	1,434,609	-	41,604	41,604	1,393,005
Leasing transactions	5,383	-	77	5,460	-	76	76	5,384
Other consumer loans	236,564	-	4,392	240,956	-	8,054	8,054	232,902
Subtotal	3,819,361	-	331,310	4,150,671	-	257,869	257,869	3,892,802

Total	23,279,536	504,937	1,505,407	25,289,880	277,099	477,580	754,679	24,535,201

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   56

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of September 30, 2016 and December 31, 2015, the portfolio before allowances is as follows, by customer`s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,160,681	1,171,830	-	-	1,160,681	1,171,830	4.32	4.63
Mining	419,012	510,467	-	-	419,012	510,467	1.56	2.02
Electricity, gas, and water	413,897	454,456	-	-	413,897	454,456	1.54	1.80
Agriculture and livestock	1,079,822	1,019,922	-	-	1,079,822	1,019,922	4.02	4.03
Forest	98,577	96,069	-	-	98,577	96,069	0.37	0.38
Fishing	311,583	344,496	-	-	311,583	344,496	1.16	1.36
Transport	796,726	876,329	-	-	796,726	876,329	2.97	3.46
Communications	158,528	160,135	-	-	158,528	160,135	0.59	0.63
Construction	1,713,628	1,462,535	-	-	1,713,628	1,462,535	6.38	5.78
Commerce	3,141,718	3,050,663	276,599	10,827	3,418,317	3,061,490	12.72	12.10
Services	482,298	483,516	-	-	482,298	483,516	1.80	1.91
Other	4,031,545	3,695,991	-	-	4,031,545	3,695,991	15.00	14.61

Subtotal	13,808,015	13,326,409	276,599	10,827	14,084,614	13,337,236	52.43	52.71

Mortgage loans	8,471,975	7,812,850	-	-	8,471,975	7,812,850	31.53	30.88

Consumer loans	4,311,786	4,150,671	-	-	4,311,786	4,150,671	16.04	16.41

Total	26,591,776	25,289,930	276,599	10,827	26,868,375	25,300,757	100.00	100.00

(*)	Includes domestic interbank loans for Ch$ 104 million as of September 30, 2016 (Ch$50 million as of December 31, 2015), see Note7.

(**)	Includes foreign interbank loans for Ch$ 276,599 million as of September 30, 2016 (Ch$10,827 million as of December 31, 2015), see Note7.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   57

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio

i)	As of September 30, 2016 and December 31, 2015, the impaired portfolio is as follows:

	As of September 30,				As of December 31,
	2016				2015
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	431,179	-	-	431,179	486,685	-	-	486,685
Non-performing loans (collectively evaluated)	317,070	145,662	94,233	556,965	346,868	183,133	113,467	643,468
Other impaired portfolio	170,669	246,978	188,476	606,123	108,330	213,014	217,843	539,187
Total	918,918	392,640	282,709	1,594,267	941,883	396,147	331,310	1,669,340

ii)	The impaired portfolio with or without guarantee as of September 30, 2016 and December 31, 2015 is as follows:

	As of September 30,				As of December 31,
	2016				2015
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	523,107	349,167	35,941	908,215	410,700	362,326	42,244	815,270
Unsecured debt	395,811	43,473	246,768	686,052	531,183	33,821	289,066	854,070
Total	918,918	392,640	282,709	1,594,267	941,883	396,147	331,310	1,669,340

iii)	The portfolio of non-performing loans as of September 30, 2016 and December 31, 2015 is as follows:

	As of September 30,				As of December 31,
	2016				2015
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	163,918	129,369	8,731	302,018	115,733	158,854	9,144	283,731
Unsecured debt	153,152	16,293	85,502	254,947	231,135	24,279	104,323	359,737
Total	317,070	145,662	94,233	556,965	346,868	183,133	113,467	643,468

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   58

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2016 and 2015 are as follows:

Activity during 2016	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2015	277,099	168,551	51,160	257,869	754,679
Allowances established	50,876	59,779	25,948	144,302	280,905
Allowances released	(32,275)	(10,478)	(13,077)	(14,748)	(70,578)
Allowances released due to charge-off	(30,174)	(33,315)	(1,757)	(87,241)	(152,487)
Balance as of September 30, 2016	265,526	184,537	62,274	300,182	812,519

Activity during 2015	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2014	232,304	165,697	48,744	254,023	700,768
Allowances established	124,968	71,578	12,149	135,744	344,439
Allowances released	(42,472)	(17,885)	(7,205)	(18,126)	(85,688)
Allowances released due to charge-off	(37,701)	(50,839)	(2,528)	(113,772)	(204,840)
Balance as of December 31, 2015	277,099	168,551	51,160	257,869	754,679

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications as set for Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF. The balances of allowances as of September 30, 2016 and December 31, 2015 are Ch354 million and Ch$385 million, respectively and are presented in “Provisions” in the Unaudited Consolidated Interim Statement of Financial Position.

ii)	According to SBIF’s regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans.The balances of allowances as of June 30, 2016 and December 31, 2015 are Ch$13,271 million and Ch$17,321 million, respectively and are presented in “Provisions” in the Unaudited Consolidated Interim Statement of Financial Position

i) Allowances established on customer and interbank loans

The following chart shows the balance of provisions established, associated with credits granted to customers and banks:

	As of September 30,	As of December 31,
	2016	2015

Customers loans	280,905	344,439
Interbank loans	213	183
Total	281,118	344,622

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   59

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

ii) Portfolio by its impaired and non-impaired status

	As of September 30, 2016
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,699,108	7,809,567	3,840,138	24,348,813	406,448	132,943	101,434	640,825	13,105,556	7,942,510	3,941,572	24,989,638
Overdue for 1-29 days	106,747	74,370	111,524	292,641	87,425	12,984	34,089	134,498	194,172	87,354	145,613	427,139
Overdue for 30-89 days	83,138	195,398	77,415	355,951	111,293	104,475	64,518	280,286	194,431	299,873	141,933	636,237
Overdue for 90 days or more	-	-	-	-	313,752	142,238	82,668	538,658	313,752	142,238	82,668	538,658

Total portfolio before allowances	12,888,993	8,079,335	4,029,077	24,997,405	918,918	392,640	282,709	1,594,267	13,807,911	8,471,975	4,311,786	26,591,672

Overdue loans (less than 90 days) presented as portfolio percentage	1.47%	3.34%	4.69%	2.59%	21.63%	29.92%	34.88%	26.02%	2.81%	4.57%	6.67%	4.00%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	34.14%	36.23%	29.24%	33.79%	2.27%	1.68%	1.92%	2.03%

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   60

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	As of December 31, 2015
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,207,967	7,125,404	3,617,676	22,951,047	441,308	146,909	134,700	722,917	12,649,275	7,272,313	3,752,376	23,673,964
Overdue for 1-29 days	98,692	80,621	120,912	300,225	61,626	11,990	45,280	118,896	160,318	92,611	166,192	419,121
Overdue for 30-89 days	77,817	210,678	80,773	369,268	108,743	61,962	59,754	230,459	186,560	272,640	140,527	599,727
Overdue for 90 days or more	-	-	-	-	330,206	175,286	91,576	597,068	330,206	175,286	91,576	597,068

Total portfolio before allowances	12,384,476	7,416,703	3,819,361	23,620,540	941,883	396,147	331,310	1,669,340	13,326,359	7,812,850	4,150,671	25,289,880

Overdue loans (less than 90 days) presented as portfolio percentage	1.43%	3.93%	5.28%	2.83%	18.09%	18.67%	31.70%	20.93%	2.60%	4.68%	7.39%	4.03%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	35.06%	44.25%	27.64%	35.77%	2.48%	2.24%	2.21%	2.36%

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   61

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 09

AVAILABLE FOR SALE INVESTMENTS

As of September 30, 2016 and December 31, 2015, details of instruments defined as available for sale investments are as follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	895,206	687,292
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	52,206	145,603
Subtotal	947,412	832,895
Other Chilean securities
Time deposits in Chilean financial institutions	1,146,040	712,859
Mortgage finance bonds of Chilean financial institutions	26,874	29,025
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	1,172,914	741,884
Foreign financial securities
Foreign Central Banks and Government securities	363,649	-
Other foreign financial securities	356,812	469,632
Subtotal	720,461	469,632

Total	2,840,787	2,044,411

As of September 30, 2016 and December 31, 2015, the item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$0 million and Ch$72,901 million, respectively.

As of September 30, 2016 and December 31, 2015, the item Other Chilean Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$62,414 million and Ch$68,321 million, respectively.

As of September 30, 2016 available for sale investments included a net unrealized profit of Ch$24,055 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$24,051 million attributable to equity holders of the Bank and a profit of Ch$4 million attributable to non-controlling interest.

As of December 31, 2015 available for sale investments included a net unrealized loss of Ch$7,093 million, recorded as a “Valuation adjustment” in Equity, a loss of Ch$6,965 million attributable to equity holders of the Bank and a loss of Ch$128 million attributable to non-controlling interest.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   62

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 10

INTANGIBLE ASSETS

a)	As of September 30, 2016 and December 31, 2015 the composition of intangible assets is as follows:

				As of September 30, 2016
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2016	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,060	10,932	(9,156)	1,776
Software development	3	2	49,077	280,107	(225,042)	55,064

Total			51,137	291,039	(234,198)	56,840

				As of December 31, 2015
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2015	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,006	10,932	(8,872)	2,060
Software development	3	2	38,977	259,500	(210,423)	49,077

Total			40,983	270,432	(219,295)	51,137

b)	The changes in the value of intangible assets during the periods ended September 30, 2016 and December 31, 2015 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2016	10,932	259,500	270,432
Acquisitions	-	20,607	20,607
Disposals and impairment	-	-	-
Other	-	-	-
Balances as of September 30, 2016	10,932	280,107	291,039

Balances as of January 1, 2015	10,441	232,418	242,859
Acquisitions	491	27,082	27,573
Disposals and impairment	-	-	-
Other	-	-	-
Balances as of December 31, 2015	10,932	259,500	270,432

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   63

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 10

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(8,872)	(210,423)	(219,295)
Amortization for the period	(284)	(14,619)	(14,904)
Other changes	-	-	-
Balances as of September 30, 2016	(9,156)	(225,042)	(234,199)

Balances as of January 1, 2015	(8,435)	(193,441)	(201,876)
Amortization for the period	(437)	(16,982)	(17,419)
Other changes	-	-	-
Balances as of December 31, 2015	(8,872)	(210,423)	(219,295)

c)	The Bank has no restriction on intangible assets as of September 30, 2016 and December 31, 2015. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   64

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT

a)	As of September 30, 2016 and December 31, 2015 the property, plant and equipment balances is as follows:

		As of September 30, 2016
	Net opening balance as of January 1, 2016	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	158,434	247,461	(89,138)	158,323
Equipment	59,908	150,150	(94,859)	55,291
Ceded under operating leases	4,238	4,888	(656)	4,232
Other	18,079	53,626	(37,687)	15,939
Total	240,659	456,125	(222,340)	233,785

		As of December 31,2015
	Net opening balance as of January 1, 2015	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	142,596	237,449	(79,015)	158,434
Equipment	49,100	137,621	(77,713)	59,908
Ceded under operating leases	4,250	4,888	(650)	4,238
Other	15,615	51,482	(33,403)	18,079
Total	211,561	431,440	(190,781)	240,659

b)     The changes in the value of property, plant and equipment during the periods ended September 30, 2016 and December 31, 2015 is as follows:

b.1) Gross balance

2016	Land and buildings	Equipment	Operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	237,449	137,621	4,888	51,482	431,440
Additions	10,012	12,713	-	2,434	25,159
Disposals	-	(89)	-	(290)	(379)
Impairment due to damage	-	(95)	-	-	(95)
Other	-	-	-	-	-
Balances as of September 30, 2016	247,461	150,150	4,888	53,626	456,125

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   65

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT, continued

2015	Land and buildings	Equipment	Operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	209,668	108,416	4,888	43,499	366,471
Additions	27,781	29,282	-	8,048	65,111
Disposals	-	(56)	-	(65)	(121)
Impairment due to damage	-	(21)	-	-	(21)
Other	-	-	-	-	-
Balances as of December 31, 2015	237,449	137,621	4,888	51,482	431,440

b.2) Accumulated depreciation

2016	Land and buildings	Equipment	Operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(79,015)	(77,713)	(650)	(33,403)	(190,781)
Depreciation in the period	(10,123)	(17,165)	(6)	(4,349)	(31,643)
Sales and disposals in the period	-	19	-	65	84
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of September 30, 2016	(89,138)	(94,859)	(656)	(37,687)	(222,340)

2015	Land and buildings	Equipment	Operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	(67,073)	(59,316)	(638)	(27,883)	(154,910)
Depreciation in the period	(11,966)	(18,417)	(12)	(5,800)	(36,195)
Sales and disposals in the period	24	20	-	280	324
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of December 31, 2015	(79,015)	(77,713)	(650)	(33,403)	(190,781)

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   66

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 11

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases - Lessor

As of September 30, 2016 and December 31, 2015, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	476	465
Due after 1 year but within 2 years	584	1,057
Due after 2 years but within 3 years	476	465
Due after 3 years but within 4 years	454	462
Due after 4 years but within 5 years	372	440
Due after 5 years	2,111	2,322

Total	4,473	5,211

d)	Operational leases - Lessee

Some of the Bank’s premises and equipment are under operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	26,486	22,303
Due after 1 year but within 2 years	25,279	20,862
Due after 2 years but within 3 years	21,830	19,499
Due after 3 years but within 4 years	17,910	17,215
Due after 4 years but within 5 years	15,151	14,154
Due after 5 years	56,943	55,561

Total	163,599	149,594

e)	As of September 30, 2016 and December 31, 2015 the Bank has no finance leases which cannot be unilaterally cancelled.

f)	The Bank has no restriction on property, plant and equipment as of September 30, 2016 and December 31, 2015. Additionally, the property, plant, and equipment have not beenprovided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   67

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 12

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of September 30, 2016 and December 31, 2015, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	-
Current tax liabilities	9,434	17,796

Total tax payable (recoverable)	9,434	17,796

(Assets) liabilities current taxes detail (net)
Income tax (*)	98,212	121,775
Less:
Provisional monthly payments	(85,608)	(96,319)
Credit for training expenses	(1,312)	(1,851)
Land taxes leasing	-	(3,853)
Grant credits	(428)	(1,326)
Other	(1,430)	(630)

Total tax payable (recoverable)	9,434	17,796

(*)Tax rate as of September 30, 2016 and December 31, 2015 are 24% and 22.5%, respectively

b)	Effect on income

The effect of tax expense on income for the periods from January 1 and September 30, 2016 and 2015 is comprised of the following items:

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

Income tax expense
Current tax	41,426	25,889	90,857	81,481

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(10,931)	(8,888)	(10,915)	(13,319)
Subtotals	30,495	17,001	79,942	68,162
Tax for rejected expenses (Article No,21)	17	499	52	1,144
Other	(1,294)	472	-	1,515
Net (benefit) charges for income tax expense	29,218	17,972	79,994	70,821

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   68

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 12

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate in calculating the tax expense as of September 30, 2016 and 2015 is as follows:

	As of September 30,
	2016		2015
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	24.00	106,915	22.50	99,761
Permanent differences	(5.15)	(22,934)	(5.05)	(22,417)
Single penalty tax (rejected expenses)	0.01	52	0.26	1,144
Effect of tax reform changes on deferred tax	0.02	86	(0.63)	(2,800)
Real estate taxes	-	-	(0.72)	(3,177)
Other	(0.93)	(4,125)	(0.38)	(1,690)
Effective rates and expenses for income tax	17.95	79,994	15.98	70,821

(*) The publication of Law No. 20,780 on September 29, 2014 increased the corporate income tax rate to 21% for 2014, to 22.5% in 2015, 24% for 2016, 25.5 % in 2017 and 27% for 2018 onwards.

d)	Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended September 30, 2016 and December 31, 2015 follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Deferred tax assets
Available for sale investments	1,143	1,751
Cash flow hedges	3,319	(155)
Total deferred tax assets recognized through other comprehensive income	4,462	1,596

Deferred tax liabilities
Available for sale investments	(6,993)	(155)
Cash flow hedges	-	(1,785)
Total deferred tax liabilities recognized through other comprehensive income	(6,993)	(1,940)

Net deferred tax balances in equity	(2,531)	(344)

Deferred taxes in equity attributable to equity holders of the bank	(2,530)	(373)
Deferred tax in equity attributable to non-controlling interests	(1)	29

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   69

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 12

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of September 30, 2016 and December 31, 2015, the Bank has recorded effects for deferred taxes in the financial statements.

Below are effects of deferred taxes on assets, liabilities and income:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	9,843	10,962
Non-recurring charge-offs	9,830	7,839
Assets received in lieu of payment	3,590	2,214
Property, plant and equipment	-	5,408
Allowance for loan losses	5,472	150,436
Provision for loans	156,188	47,218
Provision for expenses	65,648
Derivatives	11,150	7,481
Leased assets	74,313	69,244
Subsidiaries tax losses	8,691	7,705
Valuation of investments	-	9,800
Other	-	11,811
Total deferred tax assets	344,725	330,118

Deferred tax liabilities
Valuation of investments	(4,984)	-
Depreciation	(312)	(355)
Anticipated spendings	(23)	-
Other	(339)	(1,611)
Total deferred tax liabilities	(5,658)	(1,966)

f)	Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	4,462	1,596
Recognized through profit or loss	344,725	330,118
Total deferred tax assets	349,187	331,714

Deferred tax liabilities
Recognized through other comprehensive income	(6,993)	(1,940)
Recognized through profit or loss	(5,658)	(1,966)
Total deferred tax liabilities	(12,651)	(3,906)

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   70

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 13

OTHER ASSETS

Other assets include the following:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Assets for leasing (1)	36,395	35,519

Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	20,253	13,544
Assets awarded at judicial sale	22,025	14,938
Provision on assets received in lieu of payment or awarded	(7,193)	(5,873)
Subtotal	35,085	22,609

Other assets
Guarantee deposits (margin accounts)	422,922	649,325
Gold investments	507	443
VAT credit	6,593	9,468
Income tax recoverable	35,925	35,925
Prepaid expenses	162,983	192,894
Assets recovered from leasing for sale	4,995	2,214
Pension plan assets	1,603	1,875
Accounts and notes receivable	49,517	36,566
Notes receivable through brokerage and simultaneous transactions	90,177	52,798
Other receivable assets	25,702	11,379
Other assets	39,262	46,811
Subtotal	840,186	1,039,698

Total	911,666	1,097,826

(1)	Assets available to be granted under the financial leasing agreements.

(2)	The assets received in lieu of payment correspond to assets received as payment of debts due from customers. The total value of assets acquired in this way should not at any time exceed 20% of regulatory capital of the Bank. These assets currently represent 0.44% as of September 30, 2016 (0.38% as of December 31, 2015) of the Bank’s effective equity.

Assets awarded in judicial sale are those acquired in judicial auction as payment of debts previously subscribed with the Bank. The assets awarded through a judicial sale are not subject to the aforementioned requirement. These properties are assets available for sale. The Bank expects to complete the sale within one year from the date on which the assets are received or acquired. When they are not sold within that period of time, the Bank must charge-off those assets.

Additionally, a provision is recorded for the difference between the initial awarded value plus any additions and the estimated realizable value (appraisal value) when the former is greater.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   71

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 14

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of September 30, 2016 and December 31, 2015, the composition of the item Time deposits and other liabilities is as follows:

	As of September 30,	As of December 31,
	2016 MCh$	2015 MCh$

Deposits and other demand liabilities
Checking accounts	5,661,405	5,875,992
Other deposits and demand accounts	505,107	577,077
Other demand liabilities	746,940	903,052

Total	6,913,452	7,356,121

Time deposits and other time liabilities
Time deposits	13,005,691	12,065,697
Time savings account	117,240	113,562
Other time liabilities	3,867	3,508

Total	13,126,798	12,182,767

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   72

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of September 30, 2016 and December 31, 2015, the composition of this item is as follows:

	As of September 30,	As of December 31,
	2016 MCh$	2015 MCh$

Other financial liabilities
Obligations to public sector	63,246	63,921
Other domestic obligations	149,029	152,247
Foreign obligations	2,592	4,359
Subtotal	214,867	220,527
Issued debt instruments
Mortgage finance bonds	50,503	62,858
Senior bonds	5,976,833	5,041,636
Mortgage Bonds	104,364	107,582
Subordinated bonds	758,070	745,019
Subtotal	6,889,770	5,957,095

Total	7,104,637	6,177,622

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of September 30, 2016
	Current MCh$	Non-current MCh$	Total MCh$

Mortgage finance bonds	12,576	37,927	50,503
Senior bonds	1,031,787	4,945,046	5,976,833
Mortgage Bonds	5,647	98,717	104,364
Subordinated bonds	2,778	755,292	758,070
Issued debt instruments	1,052,788	5,836,982	6,889,770

Other financial liabilities	131,441	83,426	214,867

Total	1,184,229	5,920,408	7,104,637

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   73

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2015
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	5,544	57,314	62,858
Senior bonds	796,012	4,245,624	5,041,636
Mortgage Bonds	4,063	103,519	107,582
Subordinated bonds	6,583	738,436	745,019
Issued debt instruments	812,202	5,144,893	5,957,095

Other financial liabilities	136,172	84,355	220,527

Total	948,374	5,229,248	6,177,622

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.51% as of September 30, 2016 (5.95% as of December 31, 2015).

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	12,576	5,544
Due after 1 year but within 2 years	9,304	6,237
Due after 2 years but within 3 years	7,359	8,000
Due after 3 years but within 4 years	6,427	5,211
Due after 4 years but within 5 years	5,624	5,005
Due after 5 years	9,213	32,861
Total mortgage finance bonds	50,503	62,858

b)	Senior bonds

The following table shows senior bonds by currency:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Santander bonds in UF	3,459,917	2,179,643
Santander bonds in USD	779,359	1,625,150
Santander bonds in CHF	506,633	535,448
Santander bonds in Ch$	910,085	475,075
Santander bonds in AUD	63,047	62,066
Santander bonds in JPY	203,509	164,254
Santander bonds in EUR	54,283	-
Total senior bonds	5,976,833	5,041,636

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   74

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

During 2016 the Bank has placed bonds for UF 57,000,000, CLP 490,000,000,000, JYP 3,000,000,000, USD 30,000,000 and EUR 74,000,000 detailed as follows:

Series	Currency	Amount placed (*)	Term (years)	Issuance rate (Annual)	Issue date	Series Maximum amount	Maturity date
R1	UF	15,000,000	5.5	2.50%	01-28-2015	15,000,000	03-01-2021
R2	UF	10,000,000	7.5	2.60%	01-28-2015	10,000,000	03-01-2023
R3	UF	10,000,000	10.5	3.00%	01-28-2015	10,000,000	03-01-2026
R5	UF	7,000,000	7.0	2.55%	04-07-2016	7,000,000	12-01-2022
R6	UF	7,000,000	9.0	2.65%	04-07-2016	7,000,000	12-01-2024
P9	UF	3,000,000	7.0	2.60%	03-01-2015	5,000,000	09-01-2025
T5	UF	5,000,000	6.0	2.4%	08-11-2016	5,000,000	02-01-2022
UF Total		57,000,000
R4	CLP	100,000,000,000	5.0	5.50%	01-28-2016	100,000,000,000	03-01-2021
P4	CLP	50,000,000,000	5.0	4.80%	03-01-2015	150,000,000,000	03-01-2020
SD	CLP	140,000,000,000	5.0	5.50%	06-01-2014	200,000,000,000	06-01-2019
SC	CLP	200,000,000,000	10.0	5.95%	07-19-2016	200,000,000,000	06-01-2024
CLP Total		490,000,000,000
JPY Bonds	JPY	3,000,000,000	5.0	0.115%	06-22-2016	3,000,000,000	06-29-2021
JPY Total		3,000,000,000
DN Bonds	USD	10,000,000	5.0	LIBOR-USD 3M+1.05%	06-02-2016	10,000,000	06-09-2021
DN Bonds	USD	10,000,000	5.0	LIBOR-USD 3M+1.22%	06-17-2016	10,000,000	06-17-2021
DN Bonds	USD	10,000,000	5.0	LIBOR-USD 3M+1.20%	08-16-2016	10,000,000	08-16-2021
USD Total		30,000,000
EUR	EUR	54,000,000	12.0	0.80%	08-17-2016	54,000,000	08-17-2028
EUR	EUR	20,000,000	8.0	1.307%	08-19-2016	20,000,000	08-19-2024
EUR Total		74.000.000

During the nine months ended September 30, 2016, the Bank repurchased the following bonds.

Date	Type	Amount
01-13-2016	Senior	USD	600,000
01-27-2016	Senior	USD	960,000
03-08-2016	Senior	USD	418,853,000
03-08-2016	Senior	USD	140,104,000
05-10-2016	Senior	USD	10,000,000

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   75

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

In 2015, the Bank issued bonds for UF22,000,000, CLP200,000,000,000, CHF150,000,000 and JPY1,200,000,000 detailed as follows:

Series	Currency	Amount Placed	Term	Issuance rate	Issue date	Maximum amount		Maturity date
SG Series	UF	3,000,000	12 years	3.30% per annum simple	11-01-2014	UF	3,000,000	11-01-2025
SF Series	UF	3,000,000	5 years	3.00% per annum simple	11-01-2014	UF	3,000,000	04-01-2020
SB Series	UF	2,000,000	5 years	2.65% per annum simple	07-01-2014	UF	2,000,000	07-01-2019
BSTDP6 Series	UF	3,000,000	5 years	2.25% per annum simple	03-01-2015	UF	3,000,000	03-01-2020
BSTDP7 Series	UF	3,000,000	8 years	2.40% per annum simple	03-01-2015	UF	3,000,000	09-01-2022
BSTDP8 Series	UF	3,000,000	6 years	2.25% per annum simple	03-01-2015	UF	3,000,000	09-01-2021
BSTDP9 Series	UF	2,000,000	6 years	2.60% per annum simple	03-01-2015	UF	5,000,000	09-01-2025
BSTDSA0714 Series	UF	3,000,000	10 years	3.00% per annum simple	07-01-2014	UF	5,000,000	07-01-2024
UF Total	UF	22,000,000
BSTDP2 Series	CLP	100,000,000,000	5 years	5.20% per annum simple	01-01-2015	CLP	100,000,000,000	03-01-2020
BSTDP4 Series	CLP	100,000,000,000	5 years	4.80% per annum simple	03-01-2015	CLP	150,000,000,000	03-01-2020
CLP Total	CLP	200,000,000,000
CHF fixed rate bond	CHF	150,000,000	7 years	0.38% quarterly	05-19-2015	CHF	150,000,000	05-19-2022
CHF Total	CHF	150,000,000
JPY Current Bond	JPY	1,200,000,000	5 years	0.42% biannually	12-17-2015	JPY	1,200,000,000	12-17-2020
JPY Total	JPY	1,200,000,000

During 2015, the Bank repurchased the following bonds:

Date	Type	Amount

12-01-2015	Senior	USD	19,000,000

ii.Maturities of senior bonds are as follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	1,031,787	796,012
Due after 1 year but within 2 years	395,989	1,147,138
Due after 2 years but within 3 years	776,883	415,914
Due after 3 years but within 4 years	596,584	682,494
Due after 4 years but within 5 years	631,609	466,700
Due after 5 years	2,543,981	1,533,378
Total senior bonds	5,976,833	5,041,636

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   76

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Mortgage bonds in UF	104,364	107,582
Total mortgage bonds	104,364	107,582

i.	Placement of Mortgage bonds

No mortgage bonds have been placed during 2015 nor 2016.

ii.	Maturities of mortgage bonds are as follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	5,647	4,063
Due after 1 year but within 2 years	6,757	6,522
Due after 2 years but within 3 years	6,976	6,733
Due after 3 years but within 4 years	7,202	6,951
Due after 4 years but within 5 years	7,435	7,175
Due after 5 years	70,347	76,138
Total mortgage bonds	104,364	107,582

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of September 30	As of December 31,
	2016	2015
	MCh$	MCh$

Subordinated bonds denominated in Ch$	5	6
Subordinated bonds denominated in UF	758,065	745,013
Total subordinated bonds	758,070	745,019

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   77

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 15

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of subordinated bonds

No subordinated bonds have been placed during 2015 nor 2016.

ii.	Maturities of subordinated bonds are as follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	2,778	6,583
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	755,292	738,436
Total subordinated bonds	758,070	745,019

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	8,576	3,497
Due after 2 year but within 3 years	29,112	20,240
Due after 3 year but within 4 years	1,864	16,063
Due after 4 year but within 5 years	28,600	28,227
Due after 5 years	15,274	16,328
Non-current portion subtotal	83,426	84,355

Current portion:
Amounts due to credit card operators	127,144	129,358
Acceptance of letters of credit	832	3,176
Other long-term financial obligations, short-term portion	3,465	3,638
Current portion subtotal	131,441	136,172

Total other financial liabilities	214,867	220,527

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   78

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 16

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of September 30, 2016 and December 31, 2015, the detail of the maturities of assets and liabilities is as follows:

As of September 30, 2016	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	1,448,323	-	-	-	1,448,323	-	-	-	1,448,323
Cash items in process of collection	795,584	-	-	-	795,584	-	-	-	795,584
Trading investments	-	-	-	71,365	71,365	94,593	74,880	169,473	240,838
Investments under resale agreements	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	70,567	140,623	365,087	576,277	930,844	1,337,051	2,267,895	2,844,172
Interbank loans (1)	-	43,597	132,314	100,721	276,632	70	1	71	276,703
Loans and accounts receivables from customers (2)	711,025	2,278,176	2,318,520	4,300,089	9,607,810	7,715,060	9,268,802	16,983,862	26,591,672
Available for sale investments	-	1,114,654	55,285	521,252	1,691,191	329,404	820,193	1,149,597	2,840,787
Guarantee deposits (margin accounts)	422,922	-	-	-	422,922	-	-	-	422,922

Total financial assets	3,377,854	3,506,994	2,646,742	5,358,514	14,890,104	9,069,970	11,500,927	20,570,898	35,461,002

Financial Liabilities
Deposits and other demand liabilities	6,913,452	-	-	-	6,913,452	-	-	-	6,913,452
Cash items in process of collection	579,293	-	-	-	579,293	-	-	-	579,293
Obligations under repurchase agreements	-	62,412	-	-	62,412	-	-	-	62,412
Time deposits and other time liabilities	121,222	5,942,683	3,916,945	2,760,089	12,740,939	325,760	60,100	385,859	13,126,798
Financial derivatives contracts	-	76,713	144,670	347,326	568,709	866,545	1,214,176	2,080,721	2,649,431
Interbank borrowings	7,703	144,370	285,539	600,049	1,037,661	395,651	-	395,651	1,433,312
Issued debts instruments	-	58,572	432	493,784	1,052,788	2,458,149	3,378,833	5,836,482	6,889,770
Other financial liabilities	127,983	137	1,281	2,040	131,441	68,152	15,274	83,426	214,867
Guarantees received (margin accounts)	518,606	-	-	-	518,606	-	-	-	518,606

Total financial liabilities	8,268,259	6,226,316	4,348,435	3,709,504	22,552,513	1,656,108	1,289,550	2,945,658	32,387,941

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$188 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$ 450,063 million, Mortgage loans Ch$62,274 million, Consumer loans Ch$ 300,182 million.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   79

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 16

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2015	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	1,677,076	387,730	-	-	2,064,806	-	-	-	2,064,806
Cash items in process of collection	724,521	-	-	-	724,521	-	-	-	724,521
Trading investments	-	126,248	21,364	264	147,876	87,735	88,660	176,395	324,271
Investments under resale agreements	-	2,463	-	-	2,463	-	-	-	2,463
Financial derivatives contracts	-	158,843	213,335	407,854	780,032	1,191,866	1,234,028	2,425,894	3,205,926
Interbank loans (1)	9,371	-	1,506	-	10,877	-	-	-	10,877
Loans and accounts receivables from customers (2)	664,164	2,401,995	2,178,424	4,027,990	9,272,573	7,498,802	8,518,505	16,017,307	25,289,880
Available for sale investments	-	480,801	72,217	243,241	796,259	517,655	730,497	1,248,152	2,044,411
Guarantee deposits (margin accounts)	649,325	-	-	-	649,325	-	-	-	649,325

Total financial assets	3,724,457	3,558,080	2,486,846	4,679,349	14,448,732	9,296,058	10,571,690	19,867,748	34,316,480

Financial Liabilities
Deposits and other demand liabilities	7,356,121	-	-	-	7,356,121	-	-	-	7,356,121
Cash items in process of collection	462,157	-	-	-	462,157	-	-	-	462,157
Obligations under repurchase agreements	-	143,689	-	-	143,689	-	-	-	143,689
Time deposits and other time liabilities	114,341	5,707,940	3,210,947	2,853,761	11,886,989	238,933	56,845	295,778	12,182,767
Financial derivatives contracts	-	126,643	190,409	380,158	697,210	1,016,731	1,148,665	2,165,396	2,862,606
Interbank borrowings	27,323	7,946	148,509	684,819	868,597	438,977	-	438,977	1,307,574
Issued debts instruments	1,953	440,500	155,821	213,928	812,202	2,764,082	2,380,811	5,144,893	5,957,095
Other financial liabilities	129,358	3,142	558	3,114	136,172	68,027	16,328	84,355	220,527
Guarantees received (margin accounts)	819,331	-	-	-	819,331	-	-	-	819,331

Total financial liabilities	8,910,584	6,429,860	3,706,244	4,135,780	23,182,468	4,526,750	3,602,649	8,129,399	31,311,867

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$16 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions on loans amounts according to customer type: Commercial loans Ch$445,650 million, Mortgage loans Ch$51,160 million, Consumer loans Ch$257,869 million.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   80

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 17

OTHER LIABILITIES

Other liabilities consist of:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Accounts and notes payable	148,168	129,547
Income received in advance	483	514
Guarantees received (margin accounts)	518,606	819,331
Notes payable through brokerage and simultaneous transactions	56,248	20,764
Other payable obligations	52,306	40,828
Withheld VAT	1,675	1,656
Other liabilities	40,262	33,229
Total	817,748	1,045,869

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   81

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 18

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the date these financial statements were issued, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of September 30, 2016, the Banks and its subsidiaries have provisions for this item of Ch$1,039 million and Ch$103 million, respectively (Ch$1,803 million and Ch$ 118 million as of December 31, 2015) which is included in “Provisions” in the Unaudited Consolidated Financial Statements of Financial Position as provisions for contingencies.

b)	Contingent loans

The following table shows the Bank`s contractual obligations to issue loans:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Letters of credit issued	179,547	179,042
Foreign letters of credit confirmed	67,577	70,434
Performance guarantees	1,725,600	1,684,847
Personal guarantees	155,890	163,955
Subtotal	2,128,614	2,098,278
Available on demand credit lines	7,377,213	6,806,745
Other irrevocable credit commitments	499,506	82,328
Total	10,005,333	8,987,351

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Third party operations
Collections	289,884	162,619
Assets from third parties managed by the Bank and its affiliates (1)	1,587,692	1,507,359
Subtotal	1,877,576	1,669,978
Custody of securities
Securities held in custody	387,894	321,741
Securities held in custody deposited in other entity	674,948	561,612
Issued securities held in custody	18,778,245	18,246,385
Subtotal	19,841,087	19,129,738
Total	21,718,663	20,799,716

(1) During 2016, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”. At the end of September 2016, the balance for this was Ch$1,587,657 million (Ch$1,507,305 million at December 31, 2015).

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 4356192, with Compañía de Seguros Chilena Consolidada S.A., for USD 5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2016 to June 30, 2017.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   82

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 18

CONTINGENCIES AND COMMITMENTS, continued

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities that cannot be recognized in the Consolidated Interim Financial Statement of Financial Position; these contain loan risks and they are, therefore, part of the Bank`s global risk.

Santander Agente de ValoresLimitada

In accordance with the provisions of Article No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF4,000 through Insurance Policy No. 216100453, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2016.

Santander Corredores de Bolsa Limitada

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$33,609 million to cover default risk on transactions entered into instantaneously or within short timeframes.

ii)	In addition, the Company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$9,447 million and additional guarantees entered at the Electronical Stock Market for Ch$1,042 million as of September 30, 2016.

iii)	As of September 30, 2016, the following legal situations are in process:

-	Case of “Bilbao vs. Santander Investment S.A. Corredores de Bolsa”, predecessor to Santander S.A. Corredores de Bolsa, (now Santander Corredores de Bolsa Ltda.) before the Santiago 20th Civil Court, Case No. 15549-2012 regarding an obligation to reimburse. The lawsuit was filed on May 6, 2014, which was confirmed at the appeal. The Supreme Court rejected the appeals brought by Santander Investment S.A. It is pending return to the first court for sentencing. The court found that the obligation to reimburse was pending during the term given by the tribunal.

-	Case of “Echeverria con Santander Corredora” (now Santander Corredores de Bolsa Ltda.) before the Santiago 21st Civil Court Case No. C-21,366-2014: a damage indemnity claim for failures when acquiring shares. Value: Ch$ 59,594,764. The judge is considering the evidence presented in order to pass judgement.

Santander Corredora de Seguros Limitada

i)	In accordance with Circular No. 1,160 of the Chilean Securities and Insurance Superintendent, the Company has taken out an insurance policy In order to secure correct and full compliance with all its obligations as an insurance broker.

ii)	The company purchased a guarantee policy No. 10031521, covering UF500 and professional liability policy No. 10031528 for insurance brokers, covering UF 60,000 from the Compañía de Seguros Generales Consorcio Nacional de Seguros S.A.Both policies are valid run from April 15, 2016 to April 14, 2017.

iii)	There are lawsuits for UF 21,924.49 which relates to assets provided under leasing contracts. Our lawyers have estimated a loss of Ch$103 million, which has been recorded within provisions.

iv)	There are performance guarantees with Banco Santander Chile to guarantee full compliance with public bidding of payment protection insurance and payment protection plus 2/3 permanent disability insurance for the mortgage loan portfolio of Banco Santander Chile. The values of these policies are UF 5,000 and UF 2,500 respectively, both valid till July 31, 2017. For the same reason, the Company also has a performance guarantee for compliance with public bidding of fire insurance which amounts to UF 3,200 with the same Bank, valid till December 31, 2016.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   83

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 19

EQUITY

a)	Capital

As of September 30, 2016 and December 31, 2015 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$891,303 million. All shares have the same rights, and have no preferences or restrictions.

The movement in shares during 2016 and 2015 is as follows:

	Shares
	As of September 30, 2016	As of December 31, 2015

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of September 30, 2016 and December 31, 2015 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of September 30, 2016 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% share holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	34,424,066,871	34,424,066,871	18.27
Banks on behalf of third parties	12,359,323,984	-	12,359,323,984	6.56
Pension funds (AFP)	7,374,349,514	-	7,374,349,514	3.91
Stock brokers on behalf of third parties	3,044,182,332	-	3,044,182,332	1.62
Other minority holders	4,651,202,825	-	4,651,202,825	2.46
Total	154,022,059,923	34,424,066,871	188,446,126,794	100.00

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   84

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 19

EQUITY, continued

As of December 31, 2015 the shareholder composition isas follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	32,516,063,671	32,516,063,671	17.25
Banks on behalf of third parties	11,878,070,560	-	11,878,070,560	6.30
Pension fund (AFP) on behalf of third parties	8,887,560,424	-	8,887,560,424	4.72
Stock brokers on behalf of third parties	3,460,285,074	-	3,460,285,074	1.84
Other minority holders	5,111,145,797	-	5,111,145,797	2.71
Total	155,930,063,123	32,516,063,671	188,446,126,794	100.00

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Reserves

In the Shareholders Meeting held in April 2016, it was agreed to capitalize 25% of the income for the year 2015, the equivalent of $112,219 million (220,132 million for 2015).

c)	Dividends

The distribution of dividends has been disclosed in the Unaudited Consolidated Interim Statements of Changes in Equity.

d)	Diluted earnings per share and basic earnings per share

As of September 30, 2016 and 2015, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of September 30,
	2016	2015
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	363,718	365,095
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	1.930	1.937

b) Diluted earnings per share
Total attributable to equity holders of the Bank	363,718	365,095
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	1.930	1.937

As of September 30, 2016 and 2015, the Bank does not own instruments with dilutive effects.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   85

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 19

EQUITY, continued

e)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of September 30,	As of December 31,
	2016	2015
	MCh$	MCh$

Available for sale investments
As of January 1,	(7,093)	21,684
Gain (losses) on the re-valuation of available for sale investments, before tax	18,779	(51,178)
Reclassification from other comprehensive income to net income for the year	12,369	22,401
Subtotal	31,148	(28,777)
Total	24,055	(7,093)

Cash flow hedges
As of January 1,	8,626	10,725
Gains (losses) on the re-valuation of cash flow hedges, before tax	(22,148)	(2,105)
Reclassification and adjustments on cash flow hedges, before tax	15	6
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction		-
Subtotal	(22,133)	(2,099)
Total	(13,507)	8,626

Other comprehensive income, before tax	10,548	1,533

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(5,773)	1,596
Income tax relating to cash flow hedges	3,319	(1,940)
Total	(2,454)	(344)

Other comprehensive income, net of tax	8,094	1,189
Attributable to:
Equity holders of the Bank	8,091	1,288
Non-controlling interest	3	(99)

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   86

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 20

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   87

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 20

CAPITAL REQUIREMENTS (BASEL), Continued

The levels of basic capital and effective net equity as of September 30, 2016 and December 31, 2015, are as follows:

	Consolidated assets		Risk-weighted assets
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,448,323	2,064,806	-	-
Cash in process of collection	795,584	724,521	124,762	80,447
Trading investments	240,838	324,271	23,969	57,796
Investments under resale agreements	-	2,463	-	493
Financial derivative contracts (*)	1,183,293	1,425,450	892,682	1,158,218
Interbank loans, net	276,515	10,861	71,737	1,505
Loans and accounts receivables from customers, net	25,779,153	24,535,201	22,379,510	21,480,044
Available for sale investments	2,840,787	2,044,411	311,849	222,784
Investments in associates and other companies	23,402	20,309	23,402	20,309
Intangible assets	56,840	51,137	56,840	51,137
Property, plant, and equipment	233,785	240,659	233,785	240,659
Current taxes	-	-	-	-
Deferred taxes	349,187	331,714	34,919	33,171
Other assets	911,666	1,097,826	641,219	603,503
Off-balance-sheet assets
Contingent loans	4,111,304	4,516,319	2,336,133	2,507,530
Total	38,250,677	37,389,948	27,130,807	26,457,596

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the SBIF.

The ratios of basic capital and effective net equity atthe close of each period are as follows:

			Ratio
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2016	2015	2016	2015
	MCh$	MCh$	%	%

Basic capital	2,794,109	2,734,699	7.30	7.31
Effective net equity	3,581,045	3,538,216	13.20	13.37

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   88

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 21

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
For the nine months ended September 30, 2016	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Agente de Valores Limitada	0.97	461	85	-	-	-	85
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander Corredores de Bolsa Limitada (1)	49.00	22,610	796	132	(30)	102	898
Santander Corredora de Seguros Limitada	0.25	162	5	-	-	-	5
Subtotal		23,235	886	132	(30)	102	988
Entities controlled through other considerations:
Bansa Santander S.A.	100.00	6,464	460	-	-	-	460
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,021	419	-	-	-	419
Subtotal		8,485	879	-	-	-	879

Total		31,720	1,765	132	(30)	102	1,867

(1) Formerly Santander S.A. Corredores de Bolsa.See Note1.

				Other comprehensive income
For the nine months ended September 30, 2015	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Agente de Valores Limitada	0.97	629	70	(3)	1	(2)	68
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa (1)	49.00	21,714	730	25	(6)	19	749
Santander Corredora de Seguros Limitada	0.25	154	2	-	-	-	2
Subtotals		22,499	802	22	(5)	17	819
Entities controlled through other considerations:
Bansa Santander S.A.	100.00	5,971	301	-	-	-	301
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	5,943	4,905	-	-	-	4,905
Multinegocios S.A. (2)	100.00	-	310	-	-	-	310
Servicios Administrativos y Financieros Limitada (2)	100.00	-	550	-	-	-	550
Multiservicios de Negocios Limitada (2)	100.00	-	596	-	-	-	596
Subtotals		11,914	6,662	-	-	-	6,662

Total		34,413	7,464	22	(5)	17	7,481

(1) Formerly Santander S.A. Corredores de Bolsa. See Note1.

(2) As of June 30, 2015, these entities have stopped rendering sales services for the Bank and therefore they have been excluded from the consolidation perimeter. See Note 1.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   89

Banco Santander Chile and Subsidiaries
Notes to the Unaudited Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 21

NON-CONTROLLING INTEREST, continued

			Other comprehensive income
For the three months ended September 30, 2016	Non- controlling	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Agente de Valores Limitada	0.97	30	(2)	-	(2)	28
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	354	-	-	-	354
Santander Asset Management S.A. Administradora General de Fondos	0.25	3	-	-	-	3
Subtotals		387	(2)	-	(2)	385
Entities controlled through other considerations:
Bansa Santander S.A.	100.00	172	-	-	-	172
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	143	-	-	-	143
Subtotals		315	-	-	-	315

Total		702	(2)	-	(2)	700

(1) Formerly Santander S.A. Corredores de Bolsa.See Note1.

			Other comprehensive income
For the three months ended September 30, 2015	Non- controlling	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$
Subsidiaries:
Santander Agente de Valores Limitada	0.97	26	(3)	1	(2)	24
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	253	29	(6)	23	276
Santander Corredora de Seguros Limitada	0.25	(205)	-	-	-	(205)
Subtotals		74	26	(5)	21	95
Entities controlled through other considerations:
Bansa Santander S.A.	100.00	50	-	-	-	50
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	1,629	-	-	-	1,629
Multinegocios S.A (2)	100.00	-	-	-	-	-
Servicios Administrativos y Financieros Limitada (2)	100.00	-	-	-	-	-
Multiservicios de Negocios Limitada (2)	100.00	-	-	-	-	-
Subtotals		1,679	-	-	-	1,679

Total		1,753	26	(5)	21	1,774

(1) Formerly Santander S.A. Corredores de Bolsa.See Note1.

(2) As of June 30, 2015, these entities have stopped rendering sales services for the Bank and therefore they have been excluded from the consolidation perimeter. See Note 1.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   90

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 21

NON-CONTROLLING INTEREST, continued

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

	As of September 30,				As of December 31,
	2016				2015
	Assets	Liabilities	Capital	Net Income	Assets	Liabilities	Capital	Net Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Agente de Valores Limitada	50,130	2,483	38,851	8,796	131,305	64,049	57,554	9,702
Santander S.A. Sociedad Securitizadora	543	85	512	(54)	566	53	561	(48)
Santander Corredores de Bolsa Limitada (1)	114,032	67,884	44,436	1,712	71,118	26,763	42,618	1,737
Santander Corredora de Seguros Limitada	73,859	9,783	62,272	1,804	72,860	10,588	60,765	1,507
Bansa Santander S.A.	31,463	24,999	6,004	460	31,631	25,627	5,670	334
Santander Gestión de Recaudación y Cobranzas Ltda.	7,541	5,520	1,602	419	6,194	4,592	1,038	564
Total	277,568	110,754	153,677	13,137	313,674	131,672	168,206	13,796

(1) Formerly Santander S.A. Corredores de Bolsa. See Note1.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   91

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 22

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting (see c).

a)	For the periods ended September 30, 2016 and 2015, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	For the three months ended September 30,
	2016				2015
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	384	-	-	384	267	-	-	267
Interbank loans	5	-	-	5	96	-	-	96
Commercial loans	188,080	31,424	2,153	221,657	174,588	61,489	2,539	238,616
Mortgage loans	79,136	55,160	117	134,413	65,403	103,764	6,690	175,857
Consumer loans	153,060	160	1,136	154,356	146,295	1,199	992	148,486
Investment instruments	17,395	532	-	17,927	17,175	3,093	-	20,268
Other interest income	3,028	586	-	3,614	2,521	1,409	-	3,930

Interest income less income from hedge accounting	441,088	87,862	3,406	532,356	406,345	170,954	10,221	587,520

	For the nine months ended September 30,
	2016				2015
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	1,090	-	-	1,090	775	-	-	775
Interbank loans	268	-	-	268	299	-	-	299
Commercial loans	549,617	107,419	5,550	662,586	512,288	120,431	6,012	638,731
Mortgage loans	224,086	187,722	6,903	418,711	192,375	203,425	17,299	413,099
Consumer loans	448,572	565	3,269	452,406	440,538	2,513	2,781	445,832
Investment instruments	55,012	2,611	-	57,623	43,346	5,994	-	49,340
Other interest income	8,344	1,864	-	10,208	6,604	4,434	-	11,038

Interest income less income from hedge accounting	1,286,989	300,181	15,722	1,602,892	1,196,225	336,797	26,092	1,559,114

b)	As indicated in sectioni) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of September 30, 2016 and as of December 31, 2015, the suspended interest and adjustments income consists of the following:

	As of September 30,			As of December 31,
	2016			2015
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	13,020	9,436	22,456	13,999	9,311	23,310
Mortgage loans	3,064	7,491	10,555	3,831	9,437	13,268
Consumer loans	4,608	509	5,117	5,546	678	6,224

Total	20,692	17,436	38,128	23,376	19,426	42,802

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   92

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 22

INTEREST INCOME, continued

c)	For the periods ended September 30, 2016 and 2015, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	For the three months ended September 30,
	2016			2015
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(3,733)	(269)	(4,002)	(3,014)	(468)	(3,482)
Repurchase agreements	(717)	-	(717)	(1,860)	-	(1,860)
Time deposits and liabilities	(97,126)	(10,320)	(107,446)	(91,168)	(16,859)	(108,027)
Interbank borrowings	(5,614)	-	(5,614)	(3,850)	-	(3,850)
Issued debt instruments	(51,978)	(26,963)	(78,941)	(48,235)	(41,291)	(89,526)
Other financial liabilities	(755)	(185)	(940)	(777)	(426)	(1,203)
Other interest expense	(1,121)	(1,899)	(3,020)	(909)	(5,476)	(6,385)
Interest expense less expenses from hedge accounting	(161,044)	(39,636)	(200,680)	(149,813)	(64,520)	(214,333)

	For the nine months ended September 30,
	2016			2015
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(11,709)	(831)	(12,540)	(10,057)	(972)	(11,029)
Repurchase agreements	(2,037)	-	(2,037)	(5,816)	-	(5,816)
Time deposits and liabilities	(294,778)	(31,970)	(326,748)	(248,751)	(35,511)	(284,262)
Interbank borrowings	(14,417)	-	(14,417)	(10,191)	(1)	(10,192)
Issued debt instruments	(143,799)	(84,910)	(228,709)	(136,700)	(80,241)	(216,941)
Other financial liabilities	(2,256)	(651)	(2,907)	(2,300)	(854)	(3,154)
Other interest expense	(4,056)	(7,934)	(11,990)	(2,509)	(10,390)	(12,899)
Interest expense less expenses from hedge accounting	(473,052)	(126,296)	(599,348)	(416,324)	(127,969)	(544,293)

d)	For the periods ended September 30, 2016 and 2015, the income and expense from interest is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Items	MCh$	MCh$	MCh$	MCh$

Interest income less income from hedge accounting	532,356	587,520	1,602,892	1,559,114
Interest expense less expense from hedge accounting	(200,680)	(214,333)	(599,348)	(544,293)

Net Interest income less net (expense) income from hedge accounting	331,676	373,187	1,003,544	1,014,821

(Expense) income from hedge accounting, net	(8,269)	(41,804)	(38,827)	(78,286)

Total net interest income	323,407	331,383	964,717	936,535

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   93

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 23

FEES AND COMMISSIONS

Fees and commissions includes the value offees earned and paid during the year, except those which are an integral part of the financial instrument`s effective interest rate:

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	1,494	1,697	4,241	5,017
Fees and commissions for guarantees and letters of credit	8,934	9,264	26,914	26,516
Fees and commissions for card services	48,051	48,811	144,015	129,366
Fees and commissions for management of accounts	7,819	7,459	23,620	22,491
Fees and commissions for collections and payments	7,556	8,383	23,353	21,344
Fees and commissions for intermediation and management of securities	2,552	2,659	6,919	7,993
Insurance brokerage fees	11,009	10,038	30,515	28,722
Office banking	3,581	5,241	10,480	15,224
Other fees for services rendered	9,876	9,482	27,940	26,646
Other fees earned	7,969	5,792	21,000	14,240
Total	108,841	108,826	318,997	297,559

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(36,282)	(35,077)	(103,634)	(94,206)
Fees and commissions for securities transactions	(296)	(359)	(632)	(1,026)
Office banking	(3,789)	(5,018)	(10,828)	(15,320)
Other fees	(4,051)	(3,627)	(12,616)	(8,527)
Total	(44,418)	(44,081)	(127,710)	(119,079)

Net fees and commissions income	64,423	64,745	191,287	178,480

The fees earned in transactions with letters of credit are presented on the Unaudited Consolidated Interim Statement of Income in the item “Interest income”.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   94

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 24

NET INCOME(EXPENSE) FROM FINANCIAL OPERATIONS

For the periods ended September 30, 2016 and 2015, the detail of income from financial operations is as follows:

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	(174,603)	(164,755)	(316,046)	(390,069)
Trading investments	6,064	9,611	14,939	20,707
Sale of loans and accounts receivables from customers
Current portfolio	994	-	994	-
Charged-off portfolio	1,004	(30)	2,748	(54)
Available for sale investments	8,420	357	14,013	23,564
Repurchase of issued bonds(1)	-	(7)	(8,632)	(10)
Other profit and loss from financial operations	(70)	(7)	(200)	(52)
Total	(158,191)	(154,831)	(292,184)	(345,914)

(1) As of September 30, 2016 the Bank has repurchased bonds, see Note 2.

NOTE 25

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the periods ended September 30, 2016 and 2015, net foreign exchange income is as follows:

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	16,147	(106,197)	63,760	(207,704)
Hedging derivatives	183,269	285,001	341,526	641,956
Income from inflation-indexed assets in foreign currency	(542)	17,326	(10,451)	24,953
Loss on inflation-indexed liabilities in foreign currency	6	(749)	160	(1,419)
Total	198,880	195,381	394,995	457,786

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   95

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 26

PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses for the periods ended September 30, 2016 and 2015 is as follows:

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
For the three months ended September 30, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(3,362)	(14,111)	(3,913)	(24,397)	-	-	(45,783)
Provisions established	(38)	(18,859)	(17,537)	(3,464)	(57,075)	(1,087)	(387)	(98,447)
Total provisions and charge-offs	(38)	(22,221)	(31,648)	(7,377)	(81,472)	(1,087)	(387)	(144,230)
Provisions released	37	14,416	4,117	5,770	2,712	2,329	513	29,894
Recovery of loans previously charged-off	-	2,422	4,044	3,030	10,629	-	-	20,125
Net charge to income	(1)	(5,383)	(23,487)	1,423	(68,131)	1,242	126	(94,211)

(1) See Note 1 p) III

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
For the nine months ended September 30, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(7,580)	(46,346)	(12,792)	(77,769)	-	-	(144,487)
Provisions established	(213)	(50,876)	(59,779)	(25,948)	(144,302)	(2,955)	(2,727)	(286,800)
Total provisions and charge-offs	(213)	(58,456)	(106,125)	(38,740)	(222,071)	(2,955)	(2,727)	(431,287)
Provisions released	41	32,275	16,623	32,294	24,386	5,747	5,082	116,448
Recovery of loans previously charged-off	-	8,142	12,530	7,777	30,817	-	-	59,266
Net charge to income	(172)	(18,039)	(76,972)	1,331	(166,868)	2,792	2,355	(255,573)

(1) See Note 1 p) III

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
For the three months ended September 30, 2015	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(2,816)	(15,040)	(2,817)	(24,844)	-	-	(45,517)
Provisions established	(56)	(38,753)	(15,876)	(1,855)	(31,735)	(517)	(780)	(89,572)
Total provisions and charge-offs	(56)	(41,569)	(30,916)	(4,672)	(56,579)	(517)	(780)	(135,089)
Provisions released	19	5,477	5,504	159	2,680	1,054	139	15,032
Recovery of loans previously charged-off	-	2,151	4,416	1,675	9,196	-	-	17,438
Net charge to income	(37)	(33,941)	(20,996)	(2,838)	(44,703)	537	(641)	(102,619)

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
For the nine months ended September 30, 2015	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off individually significant loans	-	(9,163)	(41,402)	(8,026)	(75,692)	-	-	(134,283)
Provisions established	(183)	(85,620)	(46,527)	(10,694)	(96,613)	(2,933)	(1,702)	(244,272)
Total provisions and charge-offs	(183)	(94,783)	(87,929)	(18,720)	(172,305)	(2,933)	(1,702)	(378,555)
Provisions released	139	25,220	15,913	6,274	11,878	3,142	1,942	64,508
Recovery of loans previously charged-off	-	5,347	13,573	4,878	26,812	-	-	50,610
Net charge to income	(44)	(64,216)	(58,443)	(7,568)	(133,615)	209	240	(263,437)

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   96

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 26

PROVISIONS FOR LOAN LOSSES, continued

b) The detail of Charge-off of individually significant loans, is as follows:

	Loans and accounts receivable from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of September 30, 2016	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off loans	37,754	79,661	14,549	165,010	296,974
Provision applied	(30,174)	(33,315)	(1,757)	(87,241)	(152,487)
Net charge offs of individually significant loans	7,580	46,346	12,792	77,769	144,487

	Loans and accounts receivables from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of September 30, 2015	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off loans	37,400	80,868	9,944	159,179	287,391
Provision applied	(28,237)	(39,466)	(1,918)	(83,487)	(153,108)
Net charge offs of individually significant loans	9,163	41,402	8,026	75,692	134,283

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   97

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 27

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses:

For the periods ended September 30, 2016 and 2015, the composition of personnel salaries and expenses is as follows:

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	64,372	59,102	184,963	171,693
Bonuses or gratuities	18,928	18,047	57,989	55,918
Stock-based benefits	40	(2)	5	25
Senior compensation	5,712	10,246	18,781	18,901
Pension plans	170	193	(395)	500
Training expenses	858	996	2,155	2,527
Day care and kindergarden	644	713	2,295	2,291
Health funds	1,353	1,351	4,134	3,858
Other personnel expenses	7,566	6,965	23,900	22,389
Total	99,643	97,611	293,827	278,102

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   98

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 28

ADMINISTRATIVE EXPENSES

For the periods ended September 30, 2016 and 2015, the composition of administrative expenses is as follows:

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

General administrative expenses	34,390	33,169	103,708	98,366
Maintenance and repair of property, plant and equipment	4,574	4,857	14,721	14,671
Office lease	6,972	6,481	21,017	20,693
Equipment lease	30	39	171	120
Insurance payments	831	975	2,802	2,759
Office supplies	1,709	1,608	4,382	4,314
IT and communication expenses	9,742	8,472	27,331	25,694
Lighting, heating, and other utilities	1,248	1,191	3,786	3,544
Security and valuables transport services	3,144	4,490	11,827	11,204
Representation and personnel travel expenses	1,155	1,035	4,004	3,360
Judicial and notarial expenses	172	558	801	1,518
Fees for technical reports and auditing	2,380	1,449	5,694	5,009
Other general administrative expenses	2,433	2,014	7,172	5,480
Outsourced services	13,286	13,616	41,666	43,903
Data processing	8,804	10,344	27,578	27,886
Archive service	879	769	2,813	3,132
Valuation service	712	666	2,283	2,074
Outsourcing	1,706	1,610	4,421	4,992
Other	1,185	227	4,571	5,819
Board expenses	346	351	1,046	1,072
Marketing expenses	3,655	3,771	12,839	13,346
Taxes, payroll taxes, and contributions	3,153	2,939	9,256	8,500
Real estate taxes	368	397	1,069	1,040
Patents	385	401	1,196	1,167
Other taxes	30	(4)	40	4
Contributions to SBIF	2,370	2,145	6,951	6,289
Total	54,830	53,846	168,515	165,187

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   99

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 29

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization charges for the three-month and nine-month periods ended September 30, 2016 and 2015 are detailed below:

	For the three months ended September 30		For the nine months ended September 30
	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(11,004)	(8,985)	(31,643)	(25,780)
Amortizations of intangible assets	(5,355)	(4,028)	(14,904)	(12,013)
Total depreciation and amortization	(16,359)	(13,013)	(46,547)	(37,793)
Impairment of property, plant and equipment	(10)	-	(95)	(21)
Total	(16,369)	(13,013)	(46,642)	(37,814)

b)	The changes in book value due to depreciation and amortization for the nine month periods ended September 30, 2016 and 2015 are as follows:

	Depreciation and amortization
	2016
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(190,781)	(219,295)	(410,076)
Depreciation and amortization for the period	(31,643)	(14,904)	(46,547)
Sales and disposals in the period	84	-	84
Other	-	-	-
Balances as of September 30, 2016	(222,340)	(234,199)	(456,539)

	Depreciation and amortization
	2015
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2015	(154,910)	(201,876)	(356,786)
Depreciation and amortization for the period	(25,780)	(12,013)	(37,793)
Sales and disposals in the period	42	-	42
Other	-	-	-
Balances as of September 30, 2015	(180,648)	(213,889)	(394,537)

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   100

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 30

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	667	462	1,444	2,031
Recovery of charge-offs and income from assets received in lieu of payment	1,880	1,627	5,578	3,479
Other income from assets received in lieu of payment	781	470	4,271	2,759
Subtotal	3,328	2,559	11,293	8,269

Recovery of provisions for contingencies	(43)	-	31	-
Subtotal	(43)	-	31	-
Other income
Leases	155	161	450	547
Income from sale of property, plant and equipment	89	148	638	267
Recovery of provisions for contingencies	-	-	-	-
Compensation from insurance companies due to damages	352	92	1,013	421
Other	103	(2,599)	418	1,642
Subtotal	699	(2,198)	2,519	2,877

Total	3,984	361	13,843	11,146

b)	Other operating expenses are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	3,321	2,824	9,742	6,092
Provisions on assets received in lieu of payment	2,850	880	8,090	6,436
Expenses for maintenance of assets received in lieu of payment	540	504	1,703	1,837
Subtotal	6,711	4,208	19,535	14,365

Credit card expenses	880	1,130	2,837	3,453

Customer services	810	978	2,507	3,262

Other expenses
Operating charge-offs	758	1,411	5,160	4,256
Life insurance and general product insurance policies	4,887	2,929	12,124	8,095
Additional tax on expenses paid overseas	27	738	139	2,048
Expense from the sale of property, plant and equipment	6	-	9	15
Provisions for contingencies	662	8,742	6,012	12,016
Expense for adopting chip technology on cards	138	165	521	717
Other	1,749	1,375	16,028	3,865
Subtotal	8,227	15,360	39,993	31,012

Total	16,628	21,676	64,872	52,092

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   101

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 31

TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank’s “related parties”. However, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Santander Group companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   102

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of September 30,				As of December 31,
	2016				2015
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	82,245	552	4,329	7,482	77,388	565	5,841	1,963
Mortgage loans	-	-	18,154	-	-	-	20,559	-
Consumer loans	-	-	2,926	-	-	-	2,274	-
Loans and account receivables:	82,245	552	25,409	7,482	77,388	565	28,674	1,963

Allowance for loan losses	(215)	(36)	(95)	(146)	(213)	(190)	(62)	(20)
Net loans	82,030	516	25,314	7,336	77,175	375	28,612	1,943

Guarantees	442,394	-	23,209	4,182	499,803	-	25,493	1,632

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	30,815	-	-	46	29,275	-	-	-
Performance guarantees	443,845	-	-	-	510,309	-	-	2
Contingent loans	474,660	-	-	46	539,584	-	-	2

Allowance for contingent loans	(9)	-	-	-	(11)	-	-	-

Net contingent loans	474,651	-	-	46	539,573	-	-	2

Loans activity to related parties during the periods ended September 30, 2016 and December 31, 2015 is as follows:

	As of September 30,				As of December 31,
	2016				2015
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	616,968	565	28,675	1,966	500,449	9,614	27,087	9,516
Loans granted	99,176	202	6,266	6,656	276,383	7	8,991	4,113
Loans payments	(159,239)	(215)	(9,532)	(1,094)	(159,864)	(9,056)	(7,403)	(11,663)

Total	556,905	552	25,409	7,528	616,968	565	28,675	1,966

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   103

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of September 30,				As of December 31,
	2016				2015
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	18,913	-	-	-	23,578	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	923,392	27,323	-	-	771,774	24,773	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	4,534	72,981	-	-	3,218	19,101	-	-

Liabilities
Deposits and other demand liabilities	4,988	6,885	2,313	877	9,987	8,535	2,454	1,373
Obligations under repurchase agreements	-	-	-	-	12,006	-	-	-
Time deposits and other time liabilities	1,563,456	552	2,313	877	1,360,572	234	2,728	898
Financial derivative contracts	1,129,486	64,871	-	-	1,323,996	23,326	-	-
Issued debts instruments	498,906	-	-	-	398,565	-	-	-
Other financial liabilities	8,584	-	-	-	2,409	-	-	-
Other liabilities	300	32,301	-	-	376	19,541	-	-

c)	Income (expenses) with related parties

	For the three months ended September 30,
	2016				2015
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(6,644)	8	260	(35)	(12,855)	9	513	30
Fee and commission income and expenses	9,890	10	48	6	9,469	24	53	11
Net income (expense) from financial operations and foreign exchange transactions (*)	56,969	(19,185)	-	(1)	(416,971)	-	(42)	10
Other operating income and expenses	238	-	-	-	232	-	-	-
Key personnel compensation and expenses	-	-	(8,584)	-	-	-	(9,633)	-
Administrative and other expenses	(8,785)	(10,247)	-	-	(11,310)	(10,052)	-	-

Total	51,668	(29,414)	(8,276)	(30)	(431,435)	(10,019)	(9,109)	51

(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   104

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

	For the nine months ended September 30,
	2016				2015
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(20,274)	36	914	9	(19,777)	(11)	1,248	90
Fee and commission income and expenses	27,893	32	156	16	26,614	56	166	32
Net income (expense) from financial operations and foreign exchange transactions (*)	398,328	(51,763)	(87)	3	(339,386)	8,429	9	7
Other operating income and expenses	695	-	-	-	746	-	-	-
Key personnel compensation and expenses	-	-	(26,145)	-	-	-	(27,818)	-
Administrative and other expenses	(26,239)	(31,977)	-	-	(26,321)	(31,740)	-	-

Total	380,403	(83,672)	(25,162)	28	(358,124)	(23,266)	(26,395)	129

(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Unaudited Consolidated Interim Statements of Income, and detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	4,324	4,656	13,233	14,102
Board member`s salaries and expenses	323	352	960	1,022
Bonuses or gratuity	2,841	3,321	9,245	9,882
Compensation in stock	40	(2)	5	25
Training expenses	20	22	106	90
Seniority compensation	523	801	2,099	1,255
Health funds	69	79	215	237
Other personnel expenses	275	210	677	705
Pension Plans	170	193	(395)	500
Total	8,585	9,632	26,145	27,818

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   105

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 31

TRANSACTIONS WITH RELATED PARTIES, continued

e)	Composition of key personnel

As of September 30, 2016 and 2015, the composition of the Bank`s key personnel is as follows:

	No, of executives
	As of September 30,	As of December 31,
Position	2016	2015

Director	13	12
Division manager	14	16
Department manager	70	79
Manager	52	53

Total key personnel	149	160

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   106

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Except as detailed in the following table, the management consider that the carrying amounts of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of September 30, 2016 and December 31, 2015:

	As of September 30,		As of December 31,
	2016		2015
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	240,838	240,838	324,271	324,271
Financial derivative contracts	2,844,172	2,844,172	3,205,926	3,205,926
Loans and accounts receivable from customers and interbank loans, (net)	26,055,668	29,764,542	24,546,062	26,676,836
Investments available for sale	2,840,787	2,840,787	2,044,411	2,044,411
Guarantee deposits (margin accounts)	422,922	422,922	649,325	649,325

Liabilities
Deposits and interbank borrowings	21,473,562	21,616,203	20,846,462	21,167,077
Financial derivative contracts	2,649,431	2,649,431	2,862,606	2,862,606
Issued debt instruments and other financial liabilities	7,104,637	7,775,070	6,177,622	6,556,120
Guarantees received (margin accounts)	518,606	518,606	819,331	819,331

The fair value approximates the carrying amount of the following line items due to their short-term nature: cash and deposits-banks, cash items in process of collection and investments under resale or repurchase agreements.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Trading investments and available for sale investment instruments

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   107

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank determines as exit price in accordance with IFRS 13.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability i.e. they are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   108

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3), To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data,

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX, There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in TasaActivaBancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   109

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of September 30, 2016 and December 31, 2015.

	Fair value measurement
	2016	Level 1	Level 2	Level 3
As of September 30,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	240,838	234,232	6,606	-
Available for sale investments	2,840,787	1,666,925	1,173,163	699
Derivatives	2,844,172	-	2,801,731	42,441
Guarantee deposits (margin accounts)	422,922	-	422,922	-
Total	6,348,719	1,901,157	4,404,422	43,140

Liabilities
Derivatives	2,649,431	-	2,649,358	73
Guarantees received (margin accounts)	518,606	-	518,606	-
Total	3,168,037	-	3,167,964	73

	Fair value measurement
	2015	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	324,271	283,236	41,035	-
Available for sale investments	2,044,411	1,287,589	756,056	766
Derivatives	3,205,926	-	3,166,779	39,147
Guarantee deposits (margin accounts)	649,325	649,325	-	-
Total	6,223,933	2,220,150	3,963,870	39,913

Liabilities
Derivatives	2,862,606	-	2,862,606	-
Guarantees received (margin accounts)	819,331	819,331	-	-
Total	3,681,937	819,331	2,862,606	-

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   110

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statement of financial position but for which the fair value is disclosed, as of September 30, 2016 and 2015:

	Fair value measurement
	2016	Level 1	Level 2	Level 3
As of September 30,	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable from customers and interbank loans, net	29,764,542	-	29,764,542	-
Total	29,764,542	-	29,764,542	-
Liabilities
Deposits and interbank borrowings	21,616,203	-	21,616,203	-
Issued debt instruments and other financial liabilities	7,775,070	-	7,775,070	-
Total	29,391,273	-	29,391,273	-

	Fair value measurement
	2015	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivable from customers and interbank loans, net	26,676,836	-	26,676,836	-
Total	26,676,836	-	26,676,836	-
Liabilities
Deposits and interbank borrowings	21,167,077	-	21,167,077	-
Issued debt instruments and other financial liabilities	6,556,120	-	6,556,120	-
Total	27,723,197	-	27,723,197	-

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of September 30, 2016 and 2015:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2016	39,913	-

Total realized and unrealized profits (losses)
Included in statement of income	3,294	73
Included in other comprehensive income	(67)	-
Purchases, issuances, and loans (net)	-	-

As of September 30, 2016	43,140	73

Total profits or losses included in comprehensive income at September 30, 2016 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of September 30, 2015	3,227	73

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2015	43,665	-

Total realized and unrealized profits (losses)
Included in statement of income	41,890	1
Included in other comprehensive income	(118)	-
Purchases, issuances, and loans (net)	-	-

As of September 30, 2015	85,437	1

Total profits or losses included in comprehensive income at September 30, 2015 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of September 30, 2014	41,772	1

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   111

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 32

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The realized and unrealized profits (losses) included in comprehensive income for 2016 and 2015, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of September 30, 2016 and 2015 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following sheet shows the financial instruments subject to offsetting according to IAS 32:

	As of September 30, 2016
	Linked financial instruments subject to offsetting			Linked financial instruments not subject to offsetting			Other financial instruments
	Gross value of financial assets	Gross value of financial liabilities compensated on the balance sheet	Net amount ("+" or "-") of financial assets presented on the balance sheet	Financial instruments- Assets	Financial instruments- Liabilities	Net amount	Assets	Liabilities	Net amount
Financial instrument	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial derivative contracts	-	-	-	2,690,187	2,564,981	125,206	153,985	84,450	69,535
Repurchase agreements	-	-	-	-	-	-	-	62,412	(62,412)
Total	-	-	-	2,690,187	2,564,981	125,206	153,985	146,862	7,123

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   112

Banco Santander Chile and Subsidiaries

Notes to the Unaudited Consolidated Interim Financial Statements

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

NOTE 33

SUBSEQUENT EVENTS

Between October 1, 2016 and the date on which these Unaudited Consolidated Interim Financial Statements were issued (October 17, 2016), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

 Consolidated Interim Financial Statements September 2016 / Banco Santander Chile   113